Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Financial Statements (Unaudited)

June 30, 2011

(With Independent Auditors’ Review Report Thereon)

ABCD

ABCD

Independent Auditor’s Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) as of June 30, 2011 and December 31, 2010 and the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2011 and 2010 and the consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2011 and 2010, and notes, comprising a summary of significant accounting policies and other explanatory information (the “consolidated interim financial information”).

Management’s responsibility

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these consolidated financial statements based on our reviews. We conducted our reviews in accordance with Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information as of June 30, 2011 is not prepared, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034 Interim Financial Reporting.

ABCD

KPMG Samjong Accounting Corp.

Seoul, Korea

August 25, 2011

This report is effective as of August 25, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events and circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2011 and December 31, 2010

(Unaudited)

(In millions of won)	Note	2011		2010
Assets
Cash and due from banks	4,7,18	(Won)	12,547,551	11,975,064
Trading assets	4,8,18		10,421,602	9,258,593
Financial assets designated at fair value through profit or loss	4,9,18		1,982,024	2,208,284
Derivative assets	4,10		2,685,970	4,106,196
Loans	4,11		187,853,415	181,347,105
Available-for-sale financial assets	4,12,18		30,302,805	29,451,909
Held-to-maturity financial assets	4,12,18		12,479,315	12,528,902
Property and equipment	13,18		2,956,615	2,976,284
Intangible assets	14		4,065,260	3,989,266
Investments in associates	15		316,912	299,812
Deferred tax assets	38		39,306	65,359
Investment properties	16		285,570	285,956
Assets held for sale			14,667	21,229
Other assets	4,17		18,389,571	10,043,448

Total assets		(Won)	284,340,583	268,557,407

Liabilities
Deposits	19	(Won)	152,663,844	149,615,281
Trading liabilities	20		532,297	624,358
Financial liabilities designated at fair value through profit or loss	21		2,990,735	1,953,519
Derivative liabilities	10		2,254,554	3,535,174
Borrowings	22		18,708,595	18,085,459
Debt securities issued	23		40,297,554	40,286,268
Liability for defined benefit obligations	24		172,399	170,052
Provisions	25		864,584	859,357
Deferred tax liabilities	38		119,048	183,500
Liabilities under insurance contracts	26		9,967,746	8,986,380
Other liabilities	27		26,413,619	17,062,834

Total liabilities			254,984,975	241,362,182

Equity	28
Capital stock			2,645,053	2,589,553
Capital surplus			9,886,749	8,834,971
Capital adjustments			(390,279)	(390,853)
Accumulated other comprehensive income			1,385,381	1,629,495
Retained earnings			13,374,088	12,071,221

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			26,900,992	24,734,387
Non-controlling interest	28		2,454,616	2,460,838

Total equity			29,355,608	27,195,225

Total liabilities and equity		(Won)	284,340,583	268,557,407

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2011 and 2010

(Unaudited)

(In millions of won)	Note	2011			2010
		Three-month Period		Six-month Period	Three-month Period	Six-month Period
Interest income		(Won)	3,430,666	6,674,483	3,227,684	6,432,838
Interest expense			(1,650,836)	(3,180,599)	(1,617,896)	(3,228,413)

Net interest income	29		1,779,830	3,493,884	1,609,788	3,204,425

Fees and commission income			923,216	1,781,686	841,162	1,659,515
Fees and commission expense			(452,734)	(864,907)	(383,029)	(733,005)

Net fees and commission income	30		470,482	916,779	458,133	926,510

Net insurance income	26		(34,164)	(64,991)	(16,550)	(26,849)
Dividend income	31		18,585	142,383	29,435	109,251
Net trading income	32		47,087	76,663	409,802	563,182
Net foreign currency transaction gain			71,342	189,203	(496,575)	(355,575)
Net loss on financial instruments designated at fair value through profit or loss	33		(26,954)	(65,165)	(3,726)	(27,233)
Net gain on sale of investment securities	12		398,644	561,125	117,969	336,201
Net impairment loss on financial assets	34		(248,336)	(480,335)	(611,278)	(826,197)
General and administrative expenses	35		(996,445)	(1,900,373)	(899,723)	(1,785,637)
Other operating expenses, net	37		(207,511)	(339,387)	(39,069)	(296,115)

Operating income	40		1,272,560	2,529,786	558,206	1,821,963

Equity in income of associates	15		8,857	21,681	1,894	3,636

Income before income taxes			1,281,417	2,551,467	560,100	1,825,599
Income tax expense	38		275,456	577,147	69,034	372,428

Net income for the period			1,005,961	1,974,320	491,066	1,453,171

Other comprehensive income for the period, net of income tax
Foreign currency translation differences for foreign operations			(19,667)	(59,136)	67,022	24,829
Net change in fair value of available-for-sale financial assets			(247,409)	(184,903)	(290,753)	(190,365)
Share of the other comprehensive income of associates			(3,439)	(3,489)	1,035	3,174
Net gain (loss) on cash flow hedges			(11,272)	3,395	2,348	7,922
Other comprehensive income of separate account			(321)	(838)	(485)	637

	28		(282,108)	(244,971)	(220,833)	(153,803)

Total comprehensive income for the period		(Won)	723,853	1,729,349	270,233	1,299,368

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(Unaudited)

(In millions of won, except earning per share)	Note	2011			2010
		Three-month Period		Six-month Period	Three-month Period	Six-month Period
Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	28	(Won)	964,784	1,889,103	447,588	1,365,094
Non-controlling interest			41,177	85,217	43,478	88,077

		(Won)	1,005,961	1,974,320	491,066	1,453,171

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		(Won)	683,081	1,644,989	227,100	1,210,467
Non-controlling interest			40,772	84,360	43,133	88,901

		(Won)	723,853	1,729,349	270,233	1,299,368

Earnings per share:	28,39
Basic earnings per share in won		(Won)	1,888	3,717	823	2,638

Diluted earnings per share in won		(Won)	1,845	3,633	812	2,586

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2011 and 2010

(Unaudited)

(In millions of won)	Capital stock		Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Non- Controlling interest	Total
Balance at January 1, 2010	(Won)	2,589,553	8,834,971	(390,866)	1,437,048	9,806,764	2,464,923	24,742,393
Net income for the period		—	—	—	—	1,365,094	88,077	1,453,171
Other comprehensive income, net of income tax
Foreign currency translation differences		—	—	—	24,649	—	180	24,829
Net change in fair value of available-for-sale financial assets		—	—	—	(191,009)	—	644	(190,365)
Share of other comprehensive income of associates		—	—	—	3,174	—	—	3,174
Net gain on cash flow hedges		—	—	—	7,922	—	—	7,922
The other comprehensive income of separate account		—	—	—	637	—	—	637

		—	—	—	(154,627)	—	824	(153,803)

Total comprehensive income for the period		—	—	—	(154,627)	1,365,094	88,901	1,299,368

Transactions with owners, etc
Dividends		—	—	—	—	(420,266)	—	(420,266)
Change in other capital adjustments		—	—	(49)	—	—	—	(49)
Change in retained earnings of subsidiaries		—	—	—	—	(1,304)	—	(1,304)
Change in other non-controlling interest		—	—	—	—	—	(90,860)	(90,860)

		—	—	(49)	—	(421,570)	(90,860)	(512,479)

Balance at June 30, 2010	(Won)	2,589,553	8,834,971	(390,915)	1,282,421	10,750,288	2,462,964	25,529,282

Balance at January 1, 2011	(Won)	2,589,553	8,834,971	(390,853)	1,629,495	12,071,221	2,460,838	27,195,225
Net income for the period		—	—	—	—	1,889,103	85,217	1,974,320
Other comprehensive income, net of income tax
Foreign currency translation differences		—	—	—	(58,977)	—	(159)	(59,136)
Net change in fair value of available-for-sale financial assets		—	—	—	(184,205)	—	(698)	(184,903)
Share of other comprehensive income of associates		—	—	—	(3,489)	—	—	(3,489)
Net gain on cash flow hedges		—	—	—	3,395	—	—	3,395
Other comprehensive income of separate account		—	—	—	(838)	—	—	(838)

		—	—	—	(244,114)	—	(857)	(244,971)

Total comprehensive income for the period		—	—	—	(244,114)	1,889,103	84,360	1,729,349

Transactions with owners, etc.
Dividends		—	—	—	—	(586,236)	—	(586,236)
Issuance of preferred stock		55,500	1,050,664	—	—	—	—	1,106,164
Change in other capital surpluses		—	1,114	—	—	—	—	1,114
Change in other capital adjustments		—	—	574	—	—	—	574
Change in other non-controlling interest		—	—	—	—	—	(90,582)	(90,582)

		55,500	1,051,778	574	—	(586,236)	(90,582)	(431,034)

Balance at June 30, 2011	(Won)	2,645,053	9,886,749	(390,279)	1,385,381	13,374,088	2,454,616	29,355,608

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2011 and 2010

(Unaudited)

(In millions of won)	Note	2011		2010
Cash flows from operating activities	42
Net income for the period		(Won)	1,974,320	1,453,171
Adjustments for:
Net interest expense (income)			(108,817)	101,543
Net fees and commission expense			78,366	80,075
Net insurance income			1,179,295	950,166
Net trading income			(40,280)	(123,125)
Net foreign currency transaction gain			(112,109)	(34,386)
Net loss on financial assets designated at fair value through profit or loss			23,586	5,624
Gain on disposal of investment securities			(561,125)	(336,201)
Allowance expenses			444,779	776,562
Net impairment loss on financial assets			35,556	49,635
Noncash salaries expenses			51,570	53,595
Depreciation and amortization			141,917	156,277
Other operating expense, net			48,822	54,627
Equity in income of associates			(21,681)	(3,636)
Income tax expense (benefit)			26,059	(7,316)

			1,185,938	1,723,440

Changes in assets and liabilities:
Trading assets			(1,261,787)	(884,725)
Financial instruments designated at fair value through profit or loss			870,329	(16,671)
Derivative assets			12,154	(150,224)
Loans			(7,085,140)	(4,476,304)
Other assets			(8,985,843)	(1,549,178)
Deposits			3,359,652	7,601,097
Liability for defined benefit obligations			(57,183)	(57,022)
Provision			(18,396)	(23,397)
Liabilities under insurance contracts deposits			222	9,015
Other liabilities			9,609,879	1,795,445

			(3,556,113)	2,248,036

Net cash provided by (used in) operating activities		(Won)	(395,855)	5,424,647

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (continued)

For the six-month periods ended June 30, 2011 and 2010

(Unaudited)

(In millions of won)	Note	2011		2010
Cash flows from investing activities
Increase in investment deposits		(Won)	(1,744,675)	(386,281)
Proceeds from financial assets designated at fair value through profit or loss			9,139,521	9,138,603
Acquisition of financial assets designated at fair value			(8,769,960)	(10,195,159)
Proceeds from available-for-sale financial assets			27,612,849	41,185,291
Acquisition of available-for-sale financial assets			(28,168,215)	(40,072,874)
Proceeds from held-to-maturity financial assets			759,211	1,540,016
Acquisition of held-to-maturity financial assets			(719,194)	(1,931,490)
Proceeds from property and equipment			39,721	227,778
Acquisition of property and equipment			(130,221)	(342,086)
Proceeds from intangible assets			4,683	—
Acquisition of intangible assets			(115,588)	(11,856)
Proceeds from investments in associates			17,054	15,697
Acquisition of investments in associates			(20,984)	(88,832)
Proceeds from investment property			539	21,258
Proceeds from assets held for sale			4,338	—
Increase (decrease) in guarantee deposits			210,816	(29,017)

Net cash used in investing activities			(1,880,105)	(928,952)

Cash flows from financing activities
Issuance of preferred stock			1,107,278	—
Proceeds from borrowings			11,977,301	6,676,163
Repayment of borrowings			(11,351,483)	(6,328,645)
Proceeds from issue of debt securities			6,901,633	6,548,112
Repayment of debt securities			(6,766,180)	(8,381,085)
Dividends paid			(585,494)	(419,950)
Increase (decrease) in derivatives			56,531	69,088
Decrease in non-controlling interest			(90,582)	(90,860)

Net cash provided by (used in) financing activities			1,249,004	(1,927,177)

Effect of exchange rate fluctuations on cash and cash equivalents held			(15,801)	35,390

Increase (decrease) in cash and cash equivalents			(1,042,757)	2,603,908
Cash and cash equivalent at beginning of period			8,645,901	10,819,540

Cash and cash equivalent at end of period	42	(Won)	7,603,144	13,423,448

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

1.     Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving exchange of Shinhan Financial Group’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC (formerly, Shinhan BNP Paribas Investment Trust Management Co., Ltd.). Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries except special purpose entities as of June 30, 2011 and December 31, 2010 are as follows:

Investor	Investee	Country	Closing date	Ownership (%)
				2011	2010
Shinhan Financial Group	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	March 31	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	December 31	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity, Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas AMC	”	March 31	65.0	65.0
”	SHC Management Co., Ltd.	”	December 31	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.	Korea	”	89.6	89.6
”	SBJ Bank	Japan	March 31	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	December 31	100.0	100.0
”	Shinhan National Pension Service Private Equity Fund 1st	Korea	”	26.7	26.7
”	Shinhan Private Equity Fund 2nd	”	”	26.1	26.1
”	Shinhan Corporate Restructuring Fund 7th	”	”	58.8	58.8
”	KoFC Shinhan Frontier Champ 2010-4 PEF	”	”	19.6	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

1.     Reporting entity (continued)

Investor	Investee	Country	Closing date	Ownership (%)
				2011	2010
Shinhan Investment Corp.	Shinhan Investment Corp. Europe Ltd.	UK	March 31	100.0	100.0
”	Shinhan Investment Corp. America Inc.	USA	December 31	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	Shinhan Maritime Private Equity Fund	Korea	”	7.1	7.1
”	KoFC Shinhan Frontier Champ 2010-4 PEF	”	”	8.5	—
Shinhan Life Insurance Co., Ltd.	Shinhan National Pension Service Private Equity Fund 1st	”	”	3.3	3.3
”	Shinhan Private Equity Fund 2nd	”	”	4.4	4.4
Shinhan Capital Co., Ltd.	Shinhan Corporate Restructuring Fund 7th	”	”	29.4	29.4
”	SHC 1st New Technology Fund	”	”	42.5	42.5
”	KoFC Shinhan Frontier Champ 2010-4 PEF	”	”	6.5	—
Jeju Bank	Shinhan National Pension Service Private Equity Fund 1st	”	”	1.7	1.7
”	Shinhan Corporate Restructuring Fund 7th	”	”	4.9	4.9
Shinhan Private Equity, Inc.	Shinhan National Pension Service Private Equity Fund 1st	”	”	5.0	5.0
”	Shinhan Private Equity Fund 2nd	”	”	2.2	2.2
Shinhan National Pension Service Private Equity Fund 1st	Symphony Energy Co., Ltd.	”	”	77.6	77.6
Shinhan Private Equity Fund 2nd	SHPE Holdings One Limited	”	”	100.0	100.0
”	SHPE Holdings Two Limited	”	”	100.0	100.0
SHPE Hondings Two	HKC&T Co., Ltd.	”	”	100.0	100.0
Shinhan BNP Paribas AMC	Shinhan BNP ASSET MGT HK Ltd.	Hong Kong	”	100.0	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

2. Basis of preparation

(a)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Group’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying consolidated interim financial statements.

(b)	Basis of measurement

The consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	investment property is measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•

the liability for defined benefit obligations is recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses

(c)	Functional and presentation currency

These consolidated interim financial statements are presented in Korean won, which are the controlling company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

3. Significant accounting policies

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening K-IFRS statement of financial position at January 1, 2010 for the purposes of the transition to K-IFRS, unless otherwise indicated.

An explanation of how the transition from previous K-GAAP to K-IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 44.

The accounting policies have been applied consistently by Group entities.

(a)	Basis of consolidation

i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

ii)	Special purpose entities

The Group has established a number of special purpose entities (the “SPEs”) for trading and investment purposes. The Group does not have any direct or indirect shareholdings in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE. SPEs controlled by the Group were established under terms that impose strict limitations on the decision-making powers of the SPEs’ management that result in the Group receiving the majority of the benefits related to the SPEs’ operations and net assets, being exposed to the majority of risks incident to the SPEs’ activities, and retaining the majority of the residual or ownership risks related to the SPEs or their assets.

iii)	Investments in associates and jointly controlled entities (collectively “associates”)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Investments in associates are accounted for using the equity method and are recognized initially at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated interim financial statements include the Group’s share of the income and expenses and equity movements of associates, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

iv)	Jointly controlled operations

A jointly controlled operation is a joint venture carried on by each venturer using its own assets in pursuit of the joint operations. The consolidated financial statements include the assets that the Group controls and the liabilities that it incurs in the course of pursuing the joint operation, and the expenses that the Group incurs and its share of the income that it earns from the joint operation

v)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Segment reporting

An operating segment is a component of the Bank that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Bank’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available. The operating segment is strategically divided and separately operated as a marketing strategy and a product portfolio required for each segment differ.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly general expenses and income tax assets and liabilities.

(c)	Foreign currency

i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to won at exchange rates at the reporting date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to won at exchange rates at the dates of the transactions.

The income and expenses of foreign operations in hyperinflationary economies are translated to won at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

Foreign currency differences are recognized in other comprehensive income. Since January 1, 2010, the Group’s date of transition to K-IFRS, such differences have been recognized in the translation reserve.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii)	Hedge of net investment in foreign operation

The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operation and the parent entity’s functional currency (won), regardless of whether the net investment is held directly or through an intermediate parent.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective, and are presented within equity in the translation reserve. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of six months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(e)	Non-derivative financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity financial assets. Financial assets are recognized in the consolidated interim financial statements when the Group becomes a party to the contractual provisions of the instrument.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

i)	Financial assets at fair value through profit or loss

These financial assets include a financial asset held for trading or designated at fair value through profit or loss upon initial recognition. These financial assets are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the acquisition are immediately expensed in the period.

ii)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative assets with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity. They are carried at amortized cost using the effective interest method after their initial recognition.

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

iv)	Available-for-sale financial assets

Available-for-sales financial assets are the non-derivative financial assets not classified into financial assets at fair value through profit or loss or loans and receivables. They are measured at fair value after their initial recognition.

v)	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a consolidated asset or liability.

vi)	Offsetting

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(f)	Impairment of financial assets

The Group assess at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that financial assets are impaired includes significant financial difficulty of the borrower or issuer, default or delinquency in interest or principal payments, restructuring of a loan or a concession granted by the Group, which the Group would not otherwise consider, indications that a borrower or issuer will enter bankruptcy or other financial reorganization, or observable data such as an increased number of delayed payments indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

i)	Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If interest rate of loans and receivables is floating rate, a discount rate used to evaluate impairment loss is current effective interest rate defined in an agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

In assessing collective impairment , the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data (e.g. impairment loss of collective assets and unemployment rate, asset price, commodity price, payment status and other variables representing the size of implement loss). Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

ii)	Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in the fair value reserve in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to time value are reflected as a component of interest income.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

iii)	Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(g)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125%. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

(h)	Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The Group elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

The gain or loss on sale of the property and equipment is determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized within other operating income or expense.

(i)	Intangible assets

i)	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets.

In respect of acquisitions prior to 1 January 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous K-GAAP.

Goodwill is measured at cost less accumulated impairment losses. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity accounted investee.

ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after January 1, 2010. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

iii)	Other intangible assets

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

iv)	Amortization

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

The estimated useful life of an intangible asset in a service concession arrangement is the period from when the Group is able to charge the public for the use of the infrastructure to the end of the concession period. Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(j)	Investment property

Investment property is property held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business, use in the production or supply of goods or services or for administrative purposes. Investment property is measured at fair value with any change therein recognized in profit or loss.

When the use of a property changes such that it is reclassified as property, plant and equipment, its fair value at the date of reclassification becomes its cost for subsequent accounting.

(k)	Leased assets

i)	Classification of a lease

A finance lease is a lease that transfers substantially all of the risks and rewards incidental to ownership of the leased asset from the lessor to the lessee; title to the asset may or may not transfer under such a lease. An operating lease is a lease other than a finance lease.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

ii)	Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii)	Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

iii)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are remeasured in accordance with the Group’s consolidated accounting policies. Thereafter generally the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to financial assets, deferred tax assets, employee benefit assets and investment property, which continue to be measured in accordance with the Bank’s accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

(l)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

(m)	Non-derivative financial liabilities

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.

i)	Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition. These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the issuance or acquisition are immediately expensed in the period.

ii)	Other financial liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition. Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized from the Group’s consolidated statement of financial position.

(n)	Equity instrument

i)	Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

ii)	Hybrid bond

The Group classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bond where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

iii)	Non-controlling interest

Non-controlling interest which means the equity in a subsidiary not attributable, directly or indirectly, to a parent consist of the amount of those non-controlling interests at the date of the original combination calculated in accordance with K-IFRS No. 1103 Business Combination and the non-controlling interests’ share of changes in equity since the date of the combination.

(o)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

iii)	Defined benefit plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

iv)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

v)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

vi)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

Share-based payment arrangements in which the Group receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Group.

(p)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(q)	Financial guarantee contract

Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee liabilities are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee. The financial guarantee liability is subsequently carried at the higher of this amortized amount and the present value of any expected payment when a payment under the guarantee has become probable. Financial guarantees are included within other liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

(r)	Insurance contracts

i)	Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission of the Korea, as follows:

Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

Unearned premium reserve

Unearned premium reserve refers to premium for subsequent periods but collected before the reporting date.

Reserve for outstanding claims

Reserve for outstanding claims is an estimate of losses for insured events that have occurred prior to the reporting date but the corresponding actual claims have not yet been settled or determined.

Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

ii)	Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by each consolidated entity in order to ensure the adequacy of the contract liabilities net of related deferred acquisition costs and deferred policyholders’ participation liability or asset

iii)	Reinsurance contracts

Transactions relating to reinsurance assumed and ceded are accounted in the consolidated statements of financial position and comprehensive income in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

ix)	Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract period, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

(s)	Financial income and expense

i)	Interest

Interest income and expense are recognised in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

ii)	Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognised as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognised on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii)	Dividends

Dividend income is recognized when the right to receive income is established. Usually this is the ex-dividend date for equity securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

(t)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

(u)	Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying separate interim financial statements. Funds transferred between a group account and a trust account are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(v)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

4. Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

ii)	Risk management framework

The Group has established the Group Risk Management Committee, the Group Risk Management Council and the Group Risk Management Team at the holding company level and the Risk Management Committees and the Risk Management Team of the relevant subsidiary at the subsidiary level.

The Group Risk Management Committee consists of directors of the controlling company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

4. Financial risk management (continued)

Group Risk Management Council consists of the Group’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies. Specifically, the Group Risk Management Council deliberates on the following: (i) changes in risk management policies and strategies for each subsidiary, (ii) matters warranting discussion of risk management at the Group level and cooperation among the subsidiaries, (iii) the effect of external factors on the groupwide risk, (iv) determination of the risk appetite for the Group as a whole and each of subsidiaries, (v) risk limits of the Group as a whole and each of the subsidiaries, (vi) operation of risk measuring systems for the Group as a whole and each of the subsidiaries, (vii) matters requiring joint deliberation in relation to groupwide risk management and (viii) matters related to providing funds to the subsidiaries. The Group Risk Management Council has a sub-council consisting of working-level risk management officers, to discuss the above-related matters in advance.

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations.

Major policies for Shinhan Bank’s credit risk management are determined by the Credit Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Credit Policy Committee is led by the Deputy President and head of the Risk Management Group. The Credit Policy Committee further consists of chief officers from eight business groups. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee which performs credit review evaluations and operates separately from the Credit Policy Committee. Both the Credit Policy Committee and the Credit Review Committee make decisions by a vote of two-thirds or more of the attending members for the respective committees, which must constitute at least two-thirds of the relevant committee members to satisfy the respective quorum.

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council. Shinhan Card’s Risk Management Council is comprised of the heads of Shinhan Card’s business units. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: Application Scoring System(ASS) and Behavior Scoring System(BSS).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

ii)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of June 30, 2011 and December 31, 2010 was as follows:

	2011		2010
Due from banks and loans	(Won)	198,146,853	190,780,534
Banks		10,096,893	7,907,141
Retail		74,427,595	71,847,761
Mortgage lending		39,057,611	35,787,146
Other		35,369,984	36,060,615
Government		7,197,572	6,405,296
Corporate		89,428,994	87,664,114
Large company		33,629,568	32,232,500
Small business		46,572,969	45,673,470
Special finance		8,566,969	9,159,916
Other		659,488	598,228
Card receivable		16,995,799	16,956,222
Trading assets		8,976,579	8,336,743
Debt securities		8,976,579	8,336,743
Financial assets designated at fair value through profit or loss		1,640,075	1,833,942
Debt and other securities		969,058	794,096
Due from banks		671,017	1,039,846
Available-for-sale financial assets		24,490,440	22,247,767
Debt securities		24,490,440	22,247,767
Held-to-maturity financial assets		12,479,315	12,528,902
Debt securities		12,479,315	12,528,902
Derivative assets		2,685,970	4,106,196
Other financial assets		14,958,558	6,094,399
Financial guarantee contracts		2,988,157	3,526,654
Loan commitments and other liabilities for credit		64,224,858	63,487,552

	(Won)	330,590,805	312,942,689

(*)	The maximum exposure amounts for due from banks and loans are recorded as net of allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

iii)	Impaired due from banks and loans

Due from banks and loans as of June 30, 2011 and December 31, 2010 were as follows:

	2011
			Customers				Total
	Banks		Retail	Government	Corporate	Card
Neither past due nor impaired	(Won)	10,130,708	73,871,072	7,199,204	88,758,719	16,566,729	196,526,432
Past due but not impaired		—	607,508	82	383,280	639,244	1,630,114
Impaired		—	228,419	4	2,038,166	455,990	2,722,579

		10,130,708	74,706,999	7,199,290	91,180,165	17,661,963	200,879,125
Less : allowance		(33,815)	(279,404)	(1,718)	(1,751,171)	(666,164)	(2,732,272)

	(Won)	10,096,893	74,427,595	7,197,572	89,428,994	16,995,799	198,146,853

	2010
			Customers				Total
	Banks		Retail	Government	Corporate	Card
Neither past due nor impaired	(Won)	7,950,720	71,505,691	6,401,198	87,032,533	16,724,118	189,614,260
Past due but not impaired		—	417,229	35	520,449	440,115	1,377,828
Impaired		—	204,259	4,985	1,983,989	461,477	2,654,710

		7,950,720	72,127,179	6,406,218	89,536,971	17,625,710	193,646,798
Less : allowance		(43,579)	(279,418)	(922)	(1,872,857)	(669,488)	(2,866,264)

	(Won)	7,907,141	71,847,761	6,405,296	87,664,114	16,956,222	190,780,534

Credit quality of due from banks and loans, net of allowance, that are neither past due nor impaired as of June 30, 2011 and December 31, 2010 were as follows:

	2011
			Customers				Total
	Banks		Retail	Government	Corporate	Card
Grade 1(*)	(Won)	9,881,817	70,924,094	7,190,028	51,099,432	14,718,275	153,813,646
Grade 2(*)		215,076	2,805,260	7,462	36,867,655	1,514,295	41,409,748

	(Won)	10,096,893	73,729,354	7,197,490	87,967,087	16,232,570	195,223,394

	2010
			Customers				Total
	Banks		Retail	Government	Corporate	Card
Grade 1(*)	(Won)	7,887,534	68,638,042	6,393,373	49,025,963	14,826,906	146,771,818
Grade 2(*)		19,607	2,716,139	7,359	37,027,712	1,554,825	41,325,642

	(Won)	7,907,141	71,354,181	6,400,732	86,053,675	16,381,731	188,097,460

(*)	Credit quality of due from banks and loans was classified based on the internal credit rating. Banks and government were classified as Grade 1 regardless of credit rating.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

Aging analyses of due from banks and loans, net of allowance, that are past due but not impaired as of June 30, 2011 and December 31, 2010 were as follows:

	2011
			Customers				Total
	Banks		Retail	Government	Corporate	Card
Within 30 days	(Won)	—	336,727	82	262,687	509,750	1,109,246
30~60 days		—	231,214	—	49,113	35,184	315,511
60~90 days		—	21,700	—	12,585	13,546	47,831
More than 90 days		—	413	—	34,633	—	35,046

	(Won)	—	590,054	82	359,018	558,480	1,507,634

Mitigation of credit risk due to collateral	(Won)	—	254,262	—	173,366	74	427,702

	2010
			Customers				Total
	Banks		Retail	Government	Corporate	Card
Within 30 days	(Won)	—	296,256	35	321,941	334,543	952,775
30~60 days		—	37,859	—	82,524	33,288	153,671
60~90 days		—	64,980	—	46,168	11,645	122,793
More than 90 days		—	2,905	—	36,226	2	39,133

	(Won)	—	402,000	35	486,859	379,478	1,268,372

Mitigation of credit risk due to collateral	(Won)	—	213,839	—	182,536	26	396,401

Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of June 30, 2011 and December 31, 2010 was as follows:

	2011
			Customers				Total
	Banks		Retail	Government	Corporate	Card
Impaired loans	(Won)	—	108,187	—	1,102,889	204,749	1,415,825
Mitigation of credit risk due to collateral		—	70,672	—	711,052	6	781,730

	2010
			Customers				Total
	Banks		Retail	Government	Corporate	Card
Impaired loans	(Won)	—	91,580	4,529	1,123,580	195,013	1,414,702
Mitigation of credit risk due to collateral		—	61,787	—	847,783	9	909,579

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

iv)	Credit rating

Credit rating of debt securities as of June 30, 2011 and December 31, 2010 were as follows:

	2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	(Won)	2,488,582	256,875	14,985,548	9,794,365	27,525,370
AA- to AA+		2,806,670	190,593	5,449,782	1,929,658	10,376,703
A- to A+		2,293,833	247,693	2,150,165	483,316	5,175,007
Lower than A-		764,014	223,024	988,670	59,109	2,034,817
Unrated		623,480	50,873	916,275	212,867	1,803,495

	(Won)	8,976,579	969,058	24,490,440	12,479,315	46,915,392

	2010
	Trading assets		Financial assets designated at fair value through profit or loss	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	(Won)	2,450,261	189,485	13,050,959	9,303,161	24,993,866
AA- to AA+		3,525,921	131,109	5,360,211	2,545,576	11,562,817
A- to A+		1,512,844	262,299	1,909,649	483,219	4,168,011
Lower than A-		358,052	159,987	882,424	44,238	1,444,701
Unrated		489,665	51,216	1,044,524	152,708	1,738,113

	(Won)	8,336,743	794,096	22,247,767	12,528,902	43,907,508

Credit status of debt securities as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Neither past due nor impaired	(Won)	46,874,215	43,867,943
Impaired		41,177	39,565

	(Won)	46,915,392	43,907,508

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

v)	Concentration by geographic region

An analysis of concentration by geographic region for due from banks and loans, net of allowance, as of June 30, 2011 and December 31, 2010 is as follows:

	2011
	Banks		Retail	Government	Corporate	Card	Total
Korea	(Won)	7,528,487	74,035,266	7,128,424	84,038,204	16,985,877	189,716,258
USA		590,684	226,685	—	1,077,388	4,448	1,899,205
UK		239,565	984	—	29,249	93	269,891
Japan		68,207	17,579	10,905	910,794	1,487	1,008,972
Germany		228,912	2,545	—	88,796	58	320,311
Vietnam		102,579	562	8,067	226,844	11	338,063
China		706,792	7,892	2,632	1,100,275	1,085	1,818,676
Other		631,667	136,082	47,544	1,957,444	2,740	2,775,477

	(Won)	10,096,893	74,427,595	7,197,572	89,428,994	16,995,799	198,146,853

	2010
	Banks		Retail	Government	Corporate	Card	Total
Korea	(Won)	6,526,412	71,361,537	6,306,996	82,249,289	16,948,778	183,393,012
USA		158,427	215,398	—	1,245,819	2,873	1,622,517
UK		160,972	890	—	32,763	60	194,685
Japan		42,413	15,915	62,618	783,623	1,340	905,909
Germany		108,615	2,679	—	18,711	51	130,056
Vietnam		120,624	850	5,024	169,298	13	295,809
China		458,674	124,222	—	1,040,814	874	1,624,584
Other		331,004	126,270	30,658	2,123,797	2,233	2,613,962

	(Won)	7,907,141	71,847,761	6,405,296	87,664,114	16,956,222	190,780,534

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

vi)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of June 30, 2011 and December 31, 2010 is as follows:

	2011
	Banks		Retail	Government	Corporate	Card	Total
Finance and insurance	(Won)	8,917,283	—	6,979,620	3,179,145	41,035	19,117,083
Manufacturing		6,090	—	—	32,916,184	124,498	33,046,772
Retail and wholesale		—	—	—	11,283,149	140,912	11,424,061
Real estate and service		495,687	—	2,171	15,217,686	21,493	15,737,037
Construction		2,996	—	—	4,424,864	40,288	4,468,148
Hotel and leisure		—	—	198	3,291,493	5,852	3,297,543
Other		674,837	1,508	215,583	19,116,473	652,695	20,661,096
Retail customers		—	74,426,087	—	—	15,969,026	90,395,113

	(Won)	10,096,893	74,427,595	7,197,572	89,428,994	16,995,799	198,146,853

	2010
	Banks		Retail	Government	Corporate	Card	Total
Finance and insurance	(Won)	5,911,555	—	6,094,699	4,416,901	71,678	16,494,833
Manufacturing		21,222	—	—	30,759,892	129,699	30,910,813
Retail and wholesale		—	—	—	10,702,127	110,053	10,812,180
Real estate and service		1,015,665	—	2,491	14,812,743	24,189	15,855,088
Construction		5,992	—	—	4,932,955	35,590	4,974,537
Hotel and leisure		—	—	202	3,122,369	5,330	3,127,901
Other		952,707	1,333	307,904	18,917,127	670,336	20,849,407
Retail customers		—	71,846,428	—	—	15,909,347	87,755,775

	(Won)	7,907,141	71,847,761	6,405,296	87,664,114	16,956,222	190,780,534

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non- trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than the Won.

For Shinhan Bank’s market risk management, Shinhan Bank’s Risk Management Committee establishes overall market risk management principles for both the trading and non-trading activities of Shinhan Bank. Based on these principles, Shinhan Bank’s Asset & Liability Management Committee assesses and controls market risks arising from trading and non-trading activities. The ALM Committee is the executive decision-making body for Shinhan Bank’s risk management and asset and liability management operations. At least on a monthly basis, the ALM Committee reviews and approves reports, which include the position and VaR with respect to Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation with respect to its non-trading activities.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

An analysis of trading positions VaR for the six-month period ended June 30, 2011 and for the year ended December 31, 2010 was as follows:

i-1) Shinhan Bank

	2011
	Average		Maximum	Minimum	At June 30
Interest rate	(Won)	25,980	37,236	19,648	23,220
Equities		11,812	15,693	6,433	15,392
Foreign exchange		19,662	51,782	5,979	34,285
Option volatility		413	850	116	116
Portfolio diversification		(25,771)	(67,007)	(11,050)	(39,648)

	(Won)	32,096	38,554	21,126	33,365

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

	2010
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	26,503	44,391	13,305	33,572
Equities		9,709	16,658	6,607	11,430
Foreign exchange		66,697	121,427	45,815	46,136
Option volatility		458	781	212	497
Portfolio diversification		(38,899)	(75,645)	(25,712)	(51,408)

	(Won)	64,468	107,612	40,227	40,227

i-2)	Shinhan Card

	2011
	Average		Maximum	Minimum	At June 30
Interest rate	(Won)	913	1,551	500	500
Foreign exchange		24,188	26,794	23,127	26,794

	(Won)	25,101	28,345	23,627	27,294

	2010
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	1,454	2,701	750	1,000
Foreign exchange		26,052	30,456	23,542	24,097

	(Won)	27,506	33,157	24,292	25,097

i-3)	Shinhan Investment

	2011
	Average		Maximum	Minimum	At June 30
Interest rate	(Won)	6,302	8,395	3,607	4,489
Equities		6,199	11,761	2,426	10,429
Foreign exchange		1,120	3,051	26	223
Option volatility		711	2,174	89	2,078
Portfolio diversification		(6,306)	(9,738)	(3,042)	(6,696)

	(Won)	8,026	15,643	3,106	10,523

	2010
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	7,362	17,648	2,714	4,362
Equities		5,538	11,226	2,463	2,685
Foreign exchange		1,782	9,256	10	759
Option volatility		1,371	3,854	4	759
Portfolio diversification		(5,990)	(11,512)	(2,178)	(3,308)

	(Won)	10,063	30,472	3,013	5,257

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

i-4)	Shinhan Life Insurance

	2011
	Average		Maximum	Minimum	At June 30
Interest rate	(Won)	509	685	440	489
Equities		3,561	5,426	2,882	3,391
Foreign exchange		80	96	78	80

	(Won)	4,150	6,207	3,400	3,960

	2010
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	761	1,038	623	692
Equities		5,789	8,683	4,100	4,824
Foreign exchange		461	550	449	458

	(Won)	7,011	10,271	5,172	5,974

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•

Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•

Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

Non-trading positions for interest rate VaR and EaR for the six-month period ended June 30, 2011 and for the year ended December 31, 2010 were as follows:

ii-1) Shinhan Bank

	2011		2010
VaR	(Won)	248,433	475,925
EaR		464,513	300,789

ii-2) Shinhan Card

	2011		2010
VaR	(Won)	304,597	260,783
EaR		52,461	54,079

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

ii-3)	Shinhan Investment

	2011		2010
VaR	(Won)	25,406	9,727
EaR		59,234	12,218

ii-4)	Shinhan Life Insurance

	2011		2010
VaR	(Won)	176,321	125,957
EaR		29,933	58,502

iii)	Foreign exchange risk

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

Foreign currency denominated assets and liabilities as of June 30, 2011 and December 31, 2010 were as follows:

	2011
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	(Won)	1,095,408	556,524	197,795	456,524	770,560	3,076,811
Loans		12,827,721	4,136,931	1,390,484	1,272,514	919,529	20,547,179
Trading assets		9,924	—	—	—	—	9,924
Derivative assets		236,127	2,185	6,811	2,991	1,100	249,214
Financial assets designated at fair value through profit or loss		30,351	—	—	—	—	30,351
Available-for-sale financial assets		1,444,447	52,837	142	—	66,525	1,563,951
Held-to-maturity financial assets		4,169	299,944	1,076	—	45,540	350,729
Other financial assets		4,023,791	277,612	25,685	53,678	126,323	4,507,089

	(Won)	19,671,938	5,326,033	1,621,993	1,785,707	1,929,577	30,335,248

Liabilities
Deposits	(Won)	4,304,491	4,903,576	337,238	1,205,077	1,070,263	11,820,645
Derivative liabilities		182,608	1,316	1,444	—	241	185,609
Borrowings		6,535,263	627,790	909,123	67,300	369,799	8,509,275
Debt securities issued		5,174,755	213,710	—	—	279,960	5,668,425
Financial liabilities designated at fair value through profit or loss		110	—	—	—	—	110
Other financial liabilities		5,133,111	277,000	185,076	72,128	99,198	5,766,513

	(Won)	21,330,338	6,023,392	1,432,881	1,344,505	1,819,461	31,950,577

Net assets (liabilities)	(Won)	(1,658,400)	(697,359)	189,112	441,202	110,116	(1,615,329)
Off-balance derivative exposure		3,144,076	381,745	(186,722)	—	238,120	3,577,219

Net position	(Won)	1,485,676	(315,614)	2,390	441,202	348,236	1,961,890

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

	2010
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	(Won)	1,184,308	608,041	120,488	382,686	638,974	2,934,497
Loans		11,408,253	4,638,485	1,053,247	1,418,446	1,308,845	19,827,276
Trading assets		8,152	—	—	—	10,278	18,430
Derivative assets		237,551	2,714	7,401	—	318	247,984
Financial assets designated at fair value through profit or loss		30,984	—	—	—	—	30,984
Available-for-sale financial assets		1,497,000	70,301	138	—	50,961	1,618,400
Held-to-maturity financial assets		3,054	240,225	9,108	—	27,277	279,664
Other financial assets		499,466	177,272	63,716	21,475	105,923	867,852

	(Won)	14,868,768	5,737,038	1,254,098	1,822,607	2,142,576	25,825,087

Liabilities
Deposits	(Won)	4,110,949	5,206,823	333,308	1,129,741	786,149	11,566,970
Derivative liabilities		253,459	1,673	3,122	—	283	258,537
Borrowings		5,890,691	1,012,762	1,000,633	103,168	128,174	8,135,428
Debt securities issued		5,069,944	223,533	151,057	—	390,324	5,834,858
Other financial liabilities		1,018,226	159,113	66,509	130,376	67,572	1,441,796

	(Won)	16,343,269	6,603,904	1,554,629	1,363,285	1,372,502	27,237,589

Net assets (liabilities)	(Won)	(1,474,500)	(866,866)	(300,531)	459,322	770,074	(1,412,501)
Off-balance derivative exposure		2,792,706	578,372	252,166	—	(426,428)	3,196,816

Net position	(Won)	1,318,206	(288,494)	(48,365)	459,322	343,646	1,784,315

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(d)	Liquidity risk

Contractual maturities for financial instruments and off balance as of June 30, 2011 and December 31, 2010 were as follows:

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

In addition to liquidity risk management under the normal market situations, the Group has contingency plans to effectively cope with possible liquidity crisis. Liquidity crisis arises when the Group would not be able to effectively manage the situations with its normal liquidity management measures due to, among other reasons, inability to access its normal sources of funds or epidemic withdrawals of deposits as a result of various external or internal factors, including a collapse in the financial markets or abrupt deterioration of our credit. The Group contingency plans corresponding to different stages of liquidity crisis, based on the liquidity indices: “liquidity risk limits”, “early warning indicators” and “monitoring indicators”.

Shinhan Bank applies the following basic principles for liquidity risk management:

•	maintain an appropriate level of liquidity risk through liquidity risk management based on liquidity gap or debt-to-equity ratio at each maturity date;

•	assess and monitor net cash flows by currency and by maturity and continuously evaluate available sources of funds and possibility of disposal of any liquid assets;

•	diversify sources and uses of funds by product and by maturity to prevent excessive concentration in certain periods or products; and

•	prepare contingency plans to cope with liquidity crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

	2011
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	9,040,552	888,088	797,507	1,272,086	636,023	8,485	12,642,741
Loans		29,451,300	29,105,631	26,488,315	46,081,484	46,070,939	41,732,876	218,930,545
Trading assets		10,421,602	—	—	—	—	—	10,421,602
Financial assets designated at fair value through profit or loss		1,336,224	13,587	75,451	74,374	190,155	294,040	1,983,831
Available-for-sale financial assets		26,210,000	795,281	81,354	—	21,625	3,197,352	30,305,612
Held-to-maturity financial assets		217,757	595,351	564,437	1,236,684	8,601,572	4,035,406	15,251,207
Other financial assets		10,926,770	451,574	18,769	401,758	3,033,785	317,740	15,150,396

	(Won)	87,604,205	31,849,512	28,025,833	49,066,386	58,554,099	49,585,899	304,685,934

Liabilities
Deposits	(Won)	62,428,544	11,220,025	18,932,946	54,017,275	9,489,493	1,711,506	157,799,789
Trading liabilities		532,297	—	—	—	—	—	532,297
Borrowings		6,919,010	4,479,669	2,909,286	1,508,342	2,612,988	937,436	19,366,731
Debt securities issued		1,112,088	2,973,094	3,961,035	5,891,753	27,670,955	4,607,526	46,216,451
Financial liabilities designated at fair value through profit or loss		48,855	35,684	303,468	611,359	1,950,897	40,472	2,990,735
Other financial liabilities		22,504,228	216,039	23,862	966,345	761,387	9,178,722	33,650,583

	(Won)	93,545,022	18,924,511	26,130,597	62,995,074	42,485,720	16,475,662	260,556,586

Off balance
Financial guarantee contracts	(Won)	2,988,675	—	—	—	—	—	2,988,675
Loan commitments and others		64,224,858	—	—	—	—	—	64,224,858

	(Won)	67,213,533	—	—	—	—	—	67,213,533

Derivatives:
Cash inflow	(Won)	2,448,702	261,588	38,789	1,111,897	2,715,777	1,023,957	7,600,710
Cash outflow		2,061,235	213,971	3,039	331,577	834,932	569,152	4,013,906

	(Won)	387,467	47,617	35,750	780,320	1,880,845	454,805	3,586,804

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

	2010
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	9,927,526	672,963	549,457	594,714	138,143	318,142	12,200,945
Loans		26,919,195	29,397,162	29,913,106	42,194,379	45,119,654	33,889,495	207,432,991
Trading assets		9,258,593	—	—	—	—	—	9,258,593
Financial assets designated at fair value through profit or loss		1,554,169	16,343	24,029	93,032	624,090	—	2,311,663
Available-for-sale financial assets		25,799,280	13,585	61,231	86,839	73,407	3,419,406	29,453,748
Held-to-maturity financial assets		109,918	284,636	398,010	1,377,999	9,530,473	3,814,723	15,515,759
Other financial assets		3,110,767	334,218	114,788	30,909	2,503,676	196,511	6,290,869

	(Won)	76,679,448	30,718,907	31,060,621	44,377,872	57,989,443	41,638,277	282,464,568

Liabilities
Deposits	(Won)	68,525,153	12,310,867	12,418,002	51,827,185	7,976,493	1,136,231	154,193,931
Trading liabilities		624,358	—	—	—	—	—	624,358
Borrowings		7,625,230	2,367,187	2,745,515	2,068,842	2,574,262	1,340,700	18,721,736
Debt securities issued		916,770	2,725,635	2,914,810	8,147,548	27,255,896	3,856,545	45,817,204
Financial liabilities designated at fair value through profit or loss		48,867	120,234	82,310	317,592	1,354,591	29,924	1,953,518
Other financial liabilities		12,623,720	63,706	54,830	603,473	721,707	8,328,676	22,396,112

	(Won)	90,364,098	17,587,629	18,215,467	62,964,640	39,882,949	14,692,076	243,706,859

Off balance
Finance guarantee contracts	(Won)	3,527,203	—	—	—	—	—	3,527,203
Loan commitments and other		63,487,552	—	—	—	—	—	63,487,552

	(Won)	67,014,755	—	—	—	—	—	67,014,755

Derivatives:
Cash inflow	(Won)	3,781,644	2,795	2,137	730,390	1,534,750	785,986	6,837,702
Cash outflow		3,557,776	323,452	40,591	589,552	1,503,253	403,860	6,418,484

	(Won)	223,868	(320,657)	(38,454)	140,838	31,497	382,126	419,218

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(e) Measurement of fair value

i)	Financial instruments measured at amortized cost

The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The book amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the book value is used as a substitute figure for the fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

The financial instruments measured at amortized cost as of June 30, 2011 and December 31, 2010 were as follows:

	2011
	Book value					Fair value
	Balance		Unamortized balance	Allowance	Total
Assets
Cash and due from banks	(Won)	12,574,292	—	(26,741)	12,547,551	12,547,551
Loans		190,527,522	31,424	(2,705,531)	187,853,415	189,012,363
Held-to-maturity financial assets		12,479,315	—	—	12,479,315	12,843,862
Other		15,191,140	(110,876)	(121,706)	14,958,558	15,039,247

		230,772,269	(79,452)	(2,853,978)	227,838,839	229,443,023

Liabilities
Deposits		152,663,844	—	—	152,663,844	152,835,421
Borrowings		18,712,423	(3,828)	—	18,708,595	18,886,197
Debt securities issued		40,358,507	(60,953)	—	40,297,554	40,424,804
Other		23,362,331	(31,586)	—	23,330,745	23,302,058

	(Won)	235,097,105	(96,367)	—	235,000,738	235,448,480

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

	2010
	Book value					Fair value
	Balance		Unamortized balance	Allowance	Total
Assets
Cash and due from banks	(Won)	11,989,382	—	(14,318)	11,975,064	11,975,049
Loans		184,248,715	(49,664)	(2,851,946)	181,347,105	183,220,584
Held-to-maturity financial assets		12,528,902	—	—	12,528,902	12,940,976
Other		6,341,355	(118,035)	(128,921)	6,094,399	6,207,240

		215,108,354	(167,699)	(2,995,185)	211,945,470	214,343,849

Liabilities
Deposits		149,615,281	—	—	149,615,281	150,168,433
Borrowings		18,089,441	(3,982)	—	18,085,459	18,225,933
Debt securities issued		40,334,774	(48,506)	—	40,286,268	40,537,353
Other		13,555,541	(28,230)	—	13,527,311	13,546,589

	(Won)	221,595,037	(80,718)	—	221,514,319	222,478,308

ii)	Financial instruments measured at the fair value

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

The table below analyzes financial instruments measured at the fair value as of June 30, 2011 and December 31, 2010, by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2011
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	(Won)	2,355,443	8,045,997	20,162	10,421,602
Financial assets designated at fair value through profit or loss		351,632	1,014,519	615,873	1,982,024
Derivative assets		5,350	2,403,952	276,668	2,685,970
Available-for-sale financial assets		10,988,267	16,956,165	2,358,373	30,302,805

	(Won)	13,700,692	28,420,633	3,271,076	45,392,401

Liabilities
Trading liabilities	(Won)	452,194	80,103	—	532,297
Derivative liabilities		9,543	2,077,606	167,405	2,254,554
Financial liabilities designated at fair value through profit or loss		—	321,549	2,669,186	2,990,735

	(Won)	461,737	2,479,258	2,836,591	5,777,586

	2010
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	(Won)	2,211,825	7,038,258	8,510	9,258,593
Financial assets designated at fair value through profit or loss		256,881	1,253,540	697,863	2,208,284
Derivative assets		17,119	3,640,529	448,548	4,106,196
Available-for-sale financial assets		10,094,704	16,965,578	2,391,626	29,451,908

	(Won)	12,580,529	28,897,905	3,546,547	45,024,981

Liabilities
Trading liabilities	(Won)	594,181	30,177	—	624,358
Derivative liabilities		25,405	3,243,964	265,804	3,535,173
Financial liabilities designated at fair value through profit or loss		—	340,173	1,613,346	1,953,519

	(Won)	619,586	3,614,314	1,879,150	6,113,050

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

Changes in level 3 of the fair value hierarchy for the six-month period ended June 30, 2011 and for the year ended December 31, 2010 are as follows:

	2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	(Won)	8,510	697,863	2,391,626	182,744	1,613,346	4,894,089
Total income
Profit or loss		164	(42,611)	(22,266)	19,422	(11,378)	(56,669)
Other comprehensive income		—	—	(88,408)	484	—	(87,924)
Purchases		40,000	(29,032)	199,388	(6,878)	—	203,478
Issuances		—	—	—	—	2,284,169	2,284,169
Settlements		(28,512)	(10,347)	(122,076)	(74,274)	(1,216,951)	(1,452,160)
Transfers into level 3		—	—	109	(12,235)	—	(12,126)

Ending balance	(Won)	20,162	615,873	2,358,373	109,263	2,669,186	5,772,857

	2010
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	(Won)	—	1,381,151	2,668,701	18,830	819,382	4,888,064
Total income
Profit or loss		(72)	8,562	42,717	202,005	(92,500)	160,712
Other comprehensive income		—	—	(256,647)	281	—	(256,366)
Purchases		8,582	—	130,022	5,292	—	143,896
Issuances		—	—	—	—	—	886,464
Settlements		—	(701,344)	(193,414)	(73,118)	886,464	(967,876)
Transfers into level 3		—	9,494	247	29,454	—	39,195

Ending balance	(Won)	8,510	697,863	2,391,626	182,744	1,613,346	4,894,089

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(f)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets. The capital adequacy ratio of the Group as of June 30, 2011 is 13.55%.

5. Significant estimate and judgment

The preparation of consolidated interim financial statements requires the application of certain critical accounting and assumptions relative to the future. The management’s estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment. The change in an accounting estimate is recognized prospectively by including in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a)	Goodwill

The Group assesses annually whether any objective evidence of impairment on goodwill exists in accordance with the accounting policy as described in note 3. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Value in use is measured based on estimates.

(b)	Income taxes

The Group is subject to tax law from various countries. Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred tax that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is conformed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

5. Significant estimate and judgment (continued)

(c)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation method and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model internally developed valuation model that incorporates various types of assumptions and variables.

(d)	Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

(e)	Defined benefit obligation

The present value of defined benefit obligation that is measured by actuarial valuation method used various assumptions can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss. Other significant assumptions related to defined benefit obligation are based on current market situation

(f)	Impairment of available-for-sale equity investments

When there is significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of over 30% against the original cost as “significant decline” and a six-month continuous decline in the market price for marketable equity instrument as “prolonged decline”

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

6. Operating segments

(a)	Segment information

The general descriptions by operating segments as of June 30, 2011 and December 31, 2010 are as follows:

Description
Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools

	Corporate banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking

	Treasury and international group	Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business

	Others	Administration of bank operations

Credit card		Credit card business

Securities		Securities trading, underwriting and brokerage services

Life insurance		Life insurance and related business

Others		Leasing, assets management and other businesses

(b)	The following table provides information for each operating segment for the six-month periods ended June 30, 2011 and 2010.

	2011
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	(Won)	2,501,882	660,671	117,187	251,951	(31,564)	(6,243)	3,493,884
Net fees and commission Income		472,084	164,143	164,543	18,473	113,639	(16,103)	916,779
Net other income (expense)		(1,180,069)	(256,186)	(208,910)	(125,116)	1,073,311	(1,183,907)	(1,880,877)

Operating income		1,793,897	568,628	72,820	145,308	1,155,386	(1,206,253)	2,529,786

Equity method income		16,194	—	2,036	—	1,117	2,334	21,681
Income tax expense		(369,258)	(126,508)	(21,583)	(34,007)	(23,218)	(2,573)	(577,147)

Income for the period	(Won)	1,440,833	442,120	53,273	111,301	1,133,285	(1,206,492)	1,974,320

	2010
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	(Won)	2,356,561	600,026	78,931	226,468	(55,491)	(2,070)	3,204,425
Net fees and commission Income		454,770	215,452	168,770	9,238	114,779	(36,499)	926,510
Net other income (expense)		(1,683,929)	(295,517)	(156,241)	(85,772)	730,808	(818,321)	(2,308,972)

Operating income		1,127,402	519,961	91,460	149,934	790,096	(856,890)	1,821,963
Equity method income(loss)		4,374	(154)	(521)	—	(1,332)	1,269	3,636

Income tax expense		(202,978)	(96,117)	(23,643)	(34,232)	(14,689)	(769)	(372,428)

Income for the period	(Won)	928,798	423,690	67,296	115,702	774,075	(856,390)	1,453,171

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

6. Operating segments (continued)

(c)	The following table provides information for each operating segment as of June 30, 2011 and December 31, 2010.

	2011		2010
Banking	(Won)
Retail		94,717,171	89,651,876
Corporate and treasury		90,833,207	88,279,109
International		7,625,045	7,575,630
Others		9,368,486	9,998,909
Credit card		19,677,893	19,492,059
Securities		7,688,156	7,566,515
Life insurance		8,989,800	8,561,557
Others		5,954,198	5,433,074
Consolidation adjustment		(1,814,795)	(1,763,936)

	(Won)	243,039,161	234,794,793

(d)	The following table provides information by geographical area for the six-month periods ended June 30, 2011 and 2010.

	Revenues from external consumers(*1)			Non-current assets(*2)
	2011		2010	2011	2010
Domestic	(Won)	2,462,366	1,797,749	7,255,619	7,247,196
Overseas		67,420	24,214	51,826	4,310

	(Won)	2,529,786	1,821,963	7,307,445	7,251,506

(*1)	Revenues from external consumers include operating income.
(*2)	Non-current assets as of June 30, 2011 and December 31, 2010 include property and equipment, intangible assets, investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

7. Cash and due from banks

(a)	Cash and due from banks as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Cash and cash equivalent assets:
Cash	(Won)	2,252,890	2,523,334
Cash equivalent		1,223	18,301

		2,254,113	2,541,635

Deposits in won:
Reserve deposits		3,133,532	3,659,332
Time deposits		2,993,047	1,137,398
Other		1,570,356	2,057,269

		7,696,935	6,853,999

Deposits in foreign currency:
Deposits		649,768	960,463
Time deposits		997,945	1,238,097
Other		744,779	241,731

		2,392,492	2,440,291

Gold deposits		230,752	153,457
Provisions		(26,741)	(14,318)

	(Won)	12,547,551	11,975,064

(b)	Restricted due from banks as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Deposits in won
Reserve deposits	(Won)	3,133,532	3,659,332
Other		484,448	261,047

		3,617,980	3,920,379

Deposits in foreign currency		505,019	717,956

	(Won)	4,122,999	4,638,335

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

8. Trading assets

Trading assets as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Debt securities:
Government	(Won)	898,302	680,250
Financial institutions		2,586,152	3,219,525
Corporation		1,291,925	1,498,160
Bills bought		3,508,482	2,589,522
CMA		661,432	329,570
Others		30,286	19,716

		8,976,579	8,336,743

Equity securities:
Stocks		368,437	218,219
Beneficiary certificates		1,046,829	673,931
Others		29,757	29,700

		1,445,023	921,850

	(Won)	10,421,602	9,258,593

(*)	CMA: Cash management account deposits

9. Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Deposits	(Won)	671,017	1,039,846
Debt securities		613,274	446,167
Equity securities		341,949	374,342
Others		355,784	347,929

	(Won)	1,982,024	2,208,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

10. Derivatives

(a) The notional amounts of derivatives as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Foreign exchange
Over the counter
Currency forwards	(Won)	39,217,236	43,943,575
Currency swaps		12,471,341	15,858,075
Currency options		1,920,887	1,674,698

		53,609,464	61,476,348

Exchange traded
Currency futures		222,408	—

		53,831,872	61,476,348

Interest rates
Over the counter
Interest rate swaps		125,711,045	165,593,231
Interest rate options		9,238,398	9,359,103

		134,949,443	174,952,334

Exchange traded
Interest rate futures		714,623	—

		135,664,066	174,952,334

Credit
Over the counter
Credit swaps		99,186	87,742

Equity
Over the counter
Equity swap and forwards		1,539,619	929,064
Equity options		11,013,943	15,170,328

		12,553,562	16,099,392

Exchange traded
Equity futures		89,938	7,261
Equity options		2,170,974	6,799,014

		2,260,912	6,806,275

		14,814,474	22,905,667

Commodity
Over the counter
Swaps and forwards		56,847	20,154
Equity options		132,990	124,533

		189,837	144,687

Exchange traded
Equity options		32,107	1,968

		221,944	146,655

Hedge
Currency forwards		4,875	6,694
Currency swaps		1,761,371	1,539,234
Interest rate swaps		9,257,820	9,967,369

		11,024,066	11,513,297

	(Won)	215,655,608	271,082,043

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

10. Derivatives (continued)

(b)	Fair values of derivative instruments as of June 30, 2011 and December 31, 2010 were as follows:

	2011			2010
	Assets		Liabilities	Assets	Liabilities
Foreign currency
Over the counter
Currency forwards	(Won)	601,648	512,420	806,149	436,182
Currency swaps		593,412	464,428	722,591	887,874
Currency options		104,101	15,446	150,148	11,568

		1,299,161	992,294	1,678,888	1,335,624

Exchange traded
Currency futures		3	—	—	—

		1,299,164	992,294	1,678,888	1,335,624

Interest rates
Over the counter
Interest rate swaps		571,788	532,143	757,677	795,412
Interest rate options		30,901	33,558	43,766	44,799

		602,689	565,701	801,443	840,211

Credit
Over the counter
Credit swaps		91	136	350	397

Equity
Over the counter
Equity swap and forwards		30,367	22,040	36,036	2,164
Equity options		508,239	488,957	1,224,591	1,044,626

		538,606	510,997	1,260,627	1,046,790

Exchange traded
Equity options		4,908	8,920	17,118	170,166

		543,514	519,917	1,277,745	1,216,956

Commodity
Over the counter
Swaps and forwards		1,703	4,135	1,417	3,153
Equity options		9,095	2,759	4,124	1,837

		10,798	6,894	5,541	4,990

Exchange traded
Commodity futures		439	623	—	224

		11,237	7,517	5,541	5,214

Hedge
Currency forwards		60	—	131	121
Currency swaps		54,603	89,623	121,224	30,973
Interest rate swaps		174,612	79,366	220,874	105,678

		229,275	168,989	342,229	136,772

	(Won)	2,685,970	2,254,554	4,106,196	3,535,174

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

10. Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the six-month periods ended June 30, 2011 and 2010 was as follows:

	2011			2010
	Gain		Loss	Gain	Loss
Foreign currency
Over the counter
Currency forwards	(Won)	417,886	496,797	972,523	841,284
Currency swaps		337,972	204,832	201,185	363,657
Currency options		4,554	37,064	31,676	7,296

		760,412	738,693	1,205,384	1,212,237

Exchange traded
Currency futures		72	446	8,126	7,531
Currency options		2,553	—	13,105	—

		2,625	446	21,231	7,531

		763,037	739,139	1,226,615	1,219,768

Interest rates
Over the counter
Interest rate swaps		331,714	303,125	592,370	536,478
Interest rate options		14,567	15,715	25,226	25,226

		346,281	318,840	617,596	561,704

Exchange traded
Interest rate futures		958	—	2,437	—

		347,239	318,840	620,033	561,704

Credit
Over the counter
Credit swaps		1,237	—	—	951

Equity
Over the counter
Equity swap and forwards		26,697	22,270	64,240	33,751
Equity options		23,653	104,891	243,254	249,566

		50,350	127,161	307,494	283,317

Exchange traded
Equity futures		2,181	1,988	1,548	3,347
Equity options		80,175	17,091	3,718	1,124

		82,356	19,079	5,266	4,471

		132,706	146,240	312,760	287,788

Commodity
Over the counter
Swaps and forwards		1,488	2,144	5,574	4,356
Commodity options		483	3,291	1,411	2,276

		1,971	5,435	6,985	6,632

Exchange traded
Commodity futures		517	532	48	25

		2,488	5,967	7,033	6,657

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

10. Derivatives (continued)

	2011			2010
	Gain		Loss	Gain	Loss
Hedge
Currency forwards		179	—	31,855	—
Currency swaps		3,376	103,046	5,176	114,392
Interest rate swaps		66,565	67,431	279,964	68,475

		70,120	170,477	316,995	182,867

	(Won)	1,316,827	1,380,663	2,483,436	2,259,735

(d) Gain or loss on fair value hedges for the six-month periods ended June 30, 2011 and 2010 was as follows:

	2011		2010
Hedged item	(Won)	(1,803)	(210,383)
Hedging instruments		(4,214)	208,054

	(Won)	(6,017)	(2,329)

11. Loans

(a)	Loans as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Household loans	(Won)	67,273,739	64,974,079
Corporate loans		100,031,603	97,389,989
Public and other		3,242,122	2,771,304
Loans to banks		2,242,471	1,466,726
Card receivables		17,737,587	17,646,617

		190,527,522	184,248,715

Present value discount account		(49,620)	(52,392)
Deferred loan origination costs and fees		81,044	2,728

		190,558,946	184,199,051

Allowance for impairment		(2,705,531)	(2,851,946)

	(Won)	187,853,415	181,347,105

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

11. Loans (continued)

(b)	Changes in allowance for the six-month period ended June 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011				2010
	Loans		Other(*2)	Total	Loans	Other(*2)	Total
Beginning balance	(Won)	2,851,946	143,240	2,995,186	3,114,083	215,092	3,329,175
Provision for allowance (reversal of allowance)		430,512	14,267	444,779	1,342,068	(71,741)	1,270,327
Write-offs		(628,350)	(9,652)	(638,002)	(1,268,676)	(19,160)	(1,287,836)
Effect of discounting		(34,218)	(299)	(34,517)	(58,157)	—	(58,157)
Allowance related to loans transferred		(102,837)	—	(102,837)	(631,542)	(18,303)	(649,845)
Recoveries		213,731	471	214,202	464,861	433	465,294
Others(*1)		(25,253)	420	(24,833)	(110,691)	36,919	(73,772)

Ending balance	(Won)	2,705,531	148,447	2,853,978	2,851,946	143,240	2,995,186

(*1)	Debt restructuring, debt-equity swap, and foreign exchange rate, etc
(*2)	Included allowance for due from banks and other assets

(c)	Changes in deferred loan origination costs for the six-month period ended June 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Beginning balance	(Won)	2,728	(94,851)
Changes due to new loan originations		36,732	(42,437)
Amortization		41,584	140,016

Ending balance	(Won)	81,044	2,728

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

12. Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Available-for-sale financial assets
Debt securities (*1)
Government bonds	(Won)	5,079,894	6,113,548
Financial institutions bonds		11,525,152	8,996,378
Corporate bonds and others		7,885,394	7,137,841

		24,490,440	22,247,767

Equity securities(*2)
Stock		4,319,319	4,500,876
Equity investments		524,365	459,888
Beneficiary certificates		885,782	2,161,484
Others		82,899	81,894

		5,812,365	7,204,142

		30,302,805	29,451,909

Held-to-maturity financial assets
Debt securities
Government bonds		6,148,621	6,217,725
Financial institutions bonds		2,300,975	2,327,290
Corporate bonds and others		4,029,719	3,983,887

		12,479,315	12,528,902

	(Won)	42,782,120	41,980,811

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost amounting (Won) 251,183 million as of June 30, 2011.

(b)	Gain or loss on sale of investment securities for the three-month and six-month periods ended June 30, 2011 and 2010 was as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Gain on sale of available-for-sale financial assets	(Won)	402,596	572,636	119,797	339,358
Loss on sale of available-for-sale financial assets		(3,952)	(11,511)	(1,828)	(3,157)

	(Won)	398,644	561,125	117,969	336,201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

13. Property and equipment

Property and equipment as of June 30, 2011 and December 31, 2010 were as follows:

	2011
	Acquisition cost		Accumulated depreciation	Book value
Land	(Won)	1,774,599	—	1,774,599
Buildings		897,411	(46,666)	850,745
Other		1,891,099	(1,559,828)	331,271

	(Won)	4,563,109	(1,606,494)	2,956,615

	2010
	Acquisition cost		Accumulated depreciation	Book value
Land	(Won)	1,781,408	—	1,781,408
Buildings		882,814	(31,421)	851,393
Other		1,861,442	(1,517,959)	343,483

	(Won)	4,525,664	(1,549,380)	2,976,284

(*)	Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

14. Intangible assets

Intangible assets as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Goodwill	(Won)	3,810,684	3,810,684
Software		94,697	77,331
Development cost		70,317	68,862
Other		89,562	32,389

	(Won)	4,065,260	3,989,266

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

15. Investments in associates

Investments in associates as of June 30, 2011 and December 31, 2010 were as follows:

	2011
Investees	Ownership (%)	Beginning balance		Equity method income (loss)	Accumulated other comprehensive income	Others	Ending balance
Cardif Life Insurance (*1)	15.00	(Won)	13,826	905	(811)	9,750	23,670
Aju Capital Co., Ltd. (*1)	12.93		34,904	1,114	23	(4,573)	31,468
Macquarie Shinhan Infrastructure Management	50.00		4,282	1,937	543	(4,715)	2,047
Shinhan Vina Bank	50.00		57,833	4,751	(3,189)	—	59,395
Shinhan Corporate Restructuring Fund 5th	50.00		1,212	(834)	290	—	668
Shinhan Corporate Restructuring Fund 8th	25.82		25,407	1,103	—	(352)	26,158
DCC Corporate Restructuring Fund 1st	24.14		2,023	34	—	(1,207)	850
KTB Corporate Restructuring Fund 18th	47.17		10	—	—	—	10
PT Clemont Finance Indonesia	30.00		6,286	362	(67)	—	6,581
Haejin Shipping Co. Ltd.	24.00		996	173	(44)	—	1,125
APC Fund	25.20		19,998	2,542	(1,191)	3,193	24,542
Westend Corporate Restructuring Fund	27.59		8,210	1,778	—	(5,200)	4,788
TSYoon 2nd Corporate Restructuring Fund	23.26		4,153	16	—	—	4,169
SHC-IMM New Growth Fund	64.52		2,731	(107)	—	2,250	4,874
SHC-AJU 1st Investment Fund (*2)	19.23		2,626	339	37	—	3,002
Now IB Fund 6 th	25.00		2,669	105	(95)	(1,174)	1,505
QCP New Technology Fund 20 th	47.17		1,164	(454)	—	—	710
UAMCO., Ltd.	17.50		86,480	7,382	—	—	93,862
Miraeasset 3rd Investment Fund	50.00		4,512	(61)	—	—	4,451
Now IB Fund 8 th	38.46		1,036	52	—	—	1,088
SHC-AJU 2nd Investment Fund	25.00		1,984	(40)	—	—	1,944
Aju-Shinhan 1st Investment Fund	60.00		3,162	653	—	—	3,815
Aju-Shinhan 2nd Investment Fund	33.33		—	105	—	1,951	2,056
Stonebridge New growth Investment Fund	23.33		701	(54)	—	—	647
Aju M&A1st Investment Fund	40.00		3,994	(20)	—	—	3,974
Petra Private Equity Fund	23.81		9,613	(100)	—	—	9,513

		(Won)	299,812	21,681	(4,504)	(77)	316,912

(*1)	The Group used the equity method of accounting as the Group has significant influence in the financial and operating policy decisions.
(*2)	As a managing partner, the Group has significant management control over the investee.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

15. Investments in associates (continued)

	2010
Investees	Ownership (%)	Beginning balance		Equity method income (loss)	Accumulated other comprehensive income	Others	Ending balance
Cardif Life Insurance (*1)	15.00	(Won)	4,400	321	3,105	6,000	13,826
Aju Capital Co., Ltd. (*1)	12.93		86,876	745	27,216	(79,993)	34,904
Macquarie Shinhan Infrastructure Management	50.00		4,406	5,624	—	(5,748)	4,282
Shinhan Vina Bank	50.00		53,184	5,956	—	(1,307)	57,833
Shinhan KT Mobile Card	50.00		248	(248)	—	—	—
Shinhan Corporate Restructuring Fund 5th	45.00		5,364	(3,325)	(453)	(374)	1,212
Shinhan Corporate Restructuring Fund 8th	25.82		24,193	1,214	—	—	25,407
DCC Corporate Restructuring Fund 1st	24.14		1,549	1,032	166	(724)	2,023
KTB Corporate Restructuring Fund 18th	47.17		407	(221)	—	(176)	10
High Technology Investment, Ltd.	—		142	(5)	(6)	(131)	—
HTIC Corporate Restructuring Fund 2nd	20.00		3,891	1,318	—	(5,209)	—
PT Clemont Finance Indonesia	30.00		4,906	1,208	172	—	6,286
Haejin Shipping Co. Ltd.	24.00		876	95	25	—	996
APC Fund	25.20		14,396	(1,124)	(366)	7,092	19,998
Westend Corporate Restructuring Fund	27.59		7,942	820	—	(552)	8,210
TSYoon 2nd Corporate Restructuring Fund	23.26		5,001	85	(262)	(671)	4,153
SHC-IMM New Growth Fund	64.52		2,954	(223)	—	—	2,731
SHC-AJU 1st Investment Fund (*2)	19.23		2,499	127	—	—	2,626
Now IB Fund 6 th	25.00		—	169	—	2,500	2,669
QCP New Technology Fund 20 th	47.17		—	(1,336)	—	2,500	1,164
UAMCO., Ltd.	17.50		11,992	1,688	—	72,800	86,480
Miraeasset 3rd Investment Fund	50.00		—	(48)	—	4,560	4,512
Now IB Fund 8 th	38.46		—	36	—	1,000	1,036
SHC-AJU 2nd Investment Fund	25.00		—	(16)	—	2,000	1,984
Aju-Shinhan 1st Investment Fund	60.00		—	162	—	3,000	3,162
Stonebridge New growth Investment Fund	23.33		—	1	—	700	701
Aju M&A1st Investment Fund	40.00		—	(6)	—	4,000	3,994
Petra Private Equity Fund	23.81		9,998	(28)	—	(357)	9,613
CKD Starbio Venture Fund	—		1,000	1,301	—	(2,301)	—

		(Won)	246,224	15,322	29,597	8,669	299,812

(*1)	The Group used the equity method of accounting as the Group has significant influence in the financial and operating policy decisions.
(*2)	As a managing partner, the Group has significant management control over the investee.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

16. Investment properties

(a) Investment properties as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Acquisition cost	(Won)	298,864	294,827
Accumulated depreciation		(13,294)	(8,871)

Book value	(Won)	285,570	285,956

(*)	Investment properties were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties

(b)	Income and espenses on investment property for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Rental Income	(Won)	6,647	13,029	7,050	13,765
Direct operating expenses for investment properties that generated rental income		2,795	4,129	865	1,996

17. Other assets

Other assets as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Accounts receivable	(Won)	10,482,109	3,026,007
Domestic exchange settlement debit		1,784,759	1,242,426
Guarantee deposits		1,399,093	1,377,332
Accrued income		1,412,024	1,295,290
Prepaid expense		144,638	167,926
Suspense payments		145,190	114,671
Sundry assets		71,857	73,621
Prepaid income tax payments		8,616	10,656
Separate account assets		1,779,057	1,734,239
Advance payments		303,556	282,160
Unamortized deferred acquisition cost		1,001,498	891,318
Other		89,756	74,759
Present value discount account		(110,876)	(118,035)
Allowances for impairment		(121,706)	(128,922)

	(Won)	18,389,571	10,043,448

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

18.	Pledged assets

(a)	Assets pledged as collateral as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Loans	(Won)	126,995	137,400
Securities
Trading assets		18,175	4,021,168
Financial assets designated at fair value through profit or loss		—	240,428
Available-for-sale financial assets		1,296,254	1,579,223
Held-to-maturity financial assets		5,113,170	4,761,563

		6,427,599	10,602,382

Deposits		720	2,743
Real estate		143,965	245,309

	(Won)	6,699,279	10,987,834

(*)	The carrying amounts of asset pledged as collateral for transferred assets that the transferees have the right to sell or repledge as of June 30, 2011 and December 31, 2010 were (Won)5,163,738 million and (Won)5,433,271 million, respectively.

(b)	The fair value of financial assets accepted as collateral that the Group is permitted to sell or repledge in the absence of default as of June 30, 2011 and December 31, 2010 was as follows:

	2011			2010
	Collateral held		Collateral sold or repledged	Collateral held	Collateral sold or repledged
Cash and due from banks	(Won)	438	—	3,000	—
Securities		2,517,073	—	1,227,915	—

	(Won)	2,517,511	—	1,230,915	—

19. Deposits

Deposits as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Demand deposits	(Won)	48,296,117	47,798,801
Time deposits		94,462,122	91,002,506
Negotiable certificates of deposits		3,660,420	3,461,483
Note discount deposits		3,223,722	4,494,294
CMA		1,742,537	1,628,543
Gold deposits		289,206	198,619
Others		989,720	1,031,035

	(Won)	152,663,844	149,615,281

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

20. Trading liabilities

Trading liabilities as of June 30, 2011 and December 31, 2010 were as follows:

	2011			2010
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities sold	3.00~4.50	(Won)	532,297	3.28~5.50	(Won)	624,358

21. Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Borrowings	(Won)	2,990,735	1,953,519

22. Borrowings

Borrowings as of June 30, 2011 and December 31, 2010 were as follows:

	2011			2010
	Interest rate (%)	Amount		Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.05~3.75%	(Won)	905,186	1.25%	(Won)	777,407
Others	0.00~6.90%		5,047,728	0.00~9.32%		4,909,411

			5,952,914			5,686,818

Borrowings in foreign currency
Overdraft due to banks	0.10~5.77%		761,957	0.00~5.77%		1,191,963
Borrowings from banks	0.56~5.73%		3,340,024	0.57~5.97%		2,970,828
Others	0.31~5.77%		3,658,000	1.08~5.90%		2,978,157

			7,759,981			7,140,948

Call money	0.42~3.58%		1,295,122	0.15~2.80%		1,333,618
Bill sold	1.70~5.10%		76,335	1.70~4.40%		49,140
Bonds sold under repurchase agreements	0.10~8.39%		3,419,085	0.10~8.84%		3,660,326
Due to Bank of Korea in foreign currency	0.10%		208,986	0.10%		218,591
Present value discounts			(3,828)			(3,982)

		(Won)	18,708,595		(Won)	18,085,459

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

23. Debt securities issued

Debt securities issued as of June 30, 2011 and December 31, 2010 were as follows:

	2011			2010
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	3.09~10.00%	(Won)	30,935,987	2.34~10.00%	(Won)	30,904,239
Subordinated debt securities issued	4.32~10.00%		3,675,834	4.56~10.00%		3,485,824
Loss on fair value hedges			78,261			109,854
Discount on debt securities issued			(40,514)			(35,910)
Premium on debt securities issued			13			88

			34,649,581			34,464,095

Debt securities issued in foreign currency
Debt securities issued	0.71~8.13%		5,597,667	0.71~8.13%		5,451,143
Subordinated debt securities issued			—	5.13~5.75%		341,670
Loss on fair value hedges			70,758			42,044
Discount on debt securities issued			(20,452)			(12,684)

			5,647,973			5,822,173

		(Won)	40,297,554		(Won)	40,286,268

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

24. Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Present value of defined benefit obligation	(Won)	671,830	618,911
Fair value of plan assets		(499,431)	(448,859)

Recognized liabilities for defined benefit obligation	(Won)	172,399	170,052

(b)	Changes in the present value of defined benefit obligation for the six-month period ended June 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Beginning balance	(Won)	618,911	461,113
Current service cost		49,612	86,463
Interest expense		18,808	32,139
Actuarial losses (gains)		(39)	56,794
Benefit paid by the plan		(16,856)	(17,290)
Others		1,394	(308)

Ending balance	(Won)	671,830	618,911

(c)	Changes in the present value of plan assets for the six-month period ended June 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Beginning balance	(Won)	(448,859)	(314,747)
Expected return on plan assets		(9,201)	(16,339)
Actuarial losses(gains)		(53)	90
Contributions paid into the plan		(55,565)	(127,942)
Benefit paid by the plan		14,247	10,079

Ending balance	(Won)	(499,431)	(448,859)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

24. Employee benefits (continued)

(d)	Expense recognized in profit or loss for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Current service costs	(Won)	24,723	49,612	20,692	41,409
Interest expense		9,379	18,808	7,967	15,926
Expected return on plan assets		(4,623)	(9,201)	(2,870)	(5,810)
Actuarial gains (losses)		(25)	(92)	(1,026)	(2,308)

	(Won)	29,454	59,127	24,763	49,217

The Group recognizes all profit or loss arising from defined benefit plans in general and administrative expenses.

(e)	Historical information of defined benefit plan assets and liabilities for the six-month period ended June 30, 2011 and for the year ended December 31, 2010 was as follows:

	2011		2010
Present value of defined benefit obligation	(Won)	671,830	618,911
Fair value of plan assets		(499,431)	(448,859)
Deficit in the plan		172,399	170,052
Experience adjustments arising on plan liabilities		(39)	56,794
Experience adjustments arising on plan assets		(53)	90

(f) Actuarial assumptions as of June 30, 2011 and December 31, 2010 were as follows:

		Assumptions	Descriptions
Discount rate		5.81~6.29%	AA Corporate bond yields
Expected return on plan assets		3.6~4.24%	Weighted average yield for the past
Future salary increasing rate		2.0~4.06% + Upgrade rate	Average for 5 years
Retirement rate	Permanent	1.018% ~ 100.000%	Average for 3 years
	Temporary	6.440% ~ 100.000%
Mortality rate	Male	0.023% ~ 0.130%	Mortality tables published by KIDI
	Female	0.010% ~ 0.068%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

25. Provisions

(a)	Provisions as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Asset retirement obligation	(Won)	34,991	33,693
Expected loss related to litigation		143,966	101,132
Unused credit commitments		458,063	462,478
Bonus card points program		21,885	25,203
Financial guarantee contracts issued		114,442	170,982
Others		91,237	65,869

	(Won)	864,584	859,357

Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease period and the average restoration expenses. The average lease period is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(b)	Allowance for acceptances and guarantees as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Guarantee outstanding	(Won)	8,325,298	8,792,374
Contingent guarantees		6,574,154	7,114,239
SPC loan commitments and ABCP purchase commitments		2,150,437	5,353,977
Endorsed bill		8,228	12,119

Total	(Won)	17,058,117	21,272,709

Allowance for acceptances and guarantees	(Won)	114,442	170,982
Ratio(%)		0.671%	0.804%

(*)	SPC: Special purpose company
ABCP: Asset backed commercial paper

26. Liability under insurance contracts

(a)	Insurance liabilities as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Policy reserve	(Won)	9,961,956	8,978,760
Policy holder’s equity adjustment		5,790	7,620

	(Won)	9,967,746	8,986,380

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

26. Liability under insurance contracts (continued)

(b)	Insurance contract and policy reserve including discretionary participation feature as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Insurance policy reserve
Interest rate linked	(Won)	5,390,446	4,608,499
Fixed interest rate		4,289,833	4,121,284

		9,680,279	8,729,783

Investment contract including discretionary participation feature Interest rate linked		281,677	248,977

	(Won)	9,961,956	8,978,760

(c)	Policy reserves including discretionary investment benefit as of June 30, 2011 and December 31, 2010 were as follows:

	2011
	Personal insurance
	Survival		Dead	Mixed	Subtotal
Premium reserve	(Won)	2,289,950	4,755,396	2,281,088	9,326,434
Guarantee reserve		14,411	2,041	199	16,651
Unearned premium reserve		12	743	1	756
Reserve for outstanding claims		39,057	403,942	49,077	492,076
Interest rate difference guarantee reserve		2,721	286	22	3,029
Mortality gains reserve		8,597	9,182	465	18,244
Interest gains reserve		5,009	398	32	5,439
Long term duration dividend reserve		81	18	2	101
Reserve for policyholder’s profit dividend		4,839	—	—	4,839

	(Won)	2,364,677	5,172,006	2,330,886	9,867,569

	Group insurance
	Guaranteed		Savings	Subtotal	Total
Premium reserve	(Won)	55,051	458	55,509	9,381,943
Guarantee reserve		—	—	—	16,651
Unearned premium reserve		1,566	—	1,566	2,322
Reserve for outstanding claims		37,307	—	37,307	529,383
Interest rate difference guarantee reserve		—	—	—	3,029
Mortality gains reserve		5	—	5	18,249
Interest gains reserve		—	—	—	5,439
Long term duration dividend reserve		—	—	—	101
Reserve for policyholder’s profit dividend		—	—	—	4,839

	(Won)	93,929	458	94,387	9,961,956

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

26. Liability under insurance contracts (continued)

	2010
	Personal insurance
	Survival		Dead	Mixed	Subtotal
Premium reserve	(Won)	2,120,412	4,487,431	1,780,827	8,388,670
Guarantee reserve		12,217	10	561	12,788
Unearned premium reserve		13	772	1	786
Reserve for outstanding claims		34,993	375,553	39,347	449,893
Interest rate difference guarantee reserve		2,760	294	23	3,077
Mortality gains reserve		8,717	9,463	500	18,680
Interest gains reserve		2,010	405	33	2,448
Long term duration dividend reserve		81	18	2	101
Reserve for policyholder’s profit dividend		6,355	—	—	6,355

	(Won)	2,187,558	4,873,946	1,821,294	8,882,798

	Group insurance
	Guaranteed		Savings	Subtotal	Total
Premium reserve	(Won)	57,409	451	57,860	8,446,530
Guarantee reserve		—	—	—	12,788
Unearned premium reserve		439	—	439	1,225
Reserve for outstanding claims		37,658	—	37,658	487,551
Interest rate difference guarantee reserve		—	—	—	3,077
Mortality gains reserve		5	—	5	18,685
Interest gains reserve		—	—	—	2,448
Long term duration dividend reserve		—	—	—	101
Reserve for policyholder’s profit dividend		—	—	—	6,355

	(Won)	95,511	451	95,962	8,978,760

(d)	Reinsurance credit risk as of June 30, 2011 and December 31, 2010 were as follows:

	2011			2010
	Reinsurance assets		Reinsurance account receivable	Reinsurance assets	Reinsurance account receivable
AA- to AA+	(Won)	295	—	199	1,119
A- to A+		1,268	—	1,142	24,054

	(Won)	1,563	—	1,341	25,173

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

26. Liability under insurance contracts (continued)

(e)	Income or expenses on insurance for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Insurance income
Premium income	(Won)	833,961	1,800,031	828,726	1,512,126
Reinsurance income		—	4,495	21,803	49,360
Separate account income		4,336	9,125	11,030	26,688

		838,297	1,813,651	861,559	1,588,174

Insurance expenses
Claims paid		316,657	661,865	284,086	573,736
Reinsurance premium expenses		—	3,790	21,913	49,212
Provision for policy reserves		441,240	982,975	454,388	760,218
Separate account expenses		4,336	9,125	11,030	26,688
Discount charge		79	158	106	210
Acquisition costs		165,511	324,817	124,974	236,595
Collection expenses		2,937	6,092	2,818	5,587
Deferred acquisition costs(-)		(159,766)	(306,500)	(116,301)	(227,171)
Amortization of deferred acquisition costs		101,467	196,320	95,095	189,948

		872,461	1,878,642	878,109	1,615,023

Net loss on insurance	(Won)	(34,164)	(64,991)	(16,550)	(26,849)

27. Other liabilities

Other liabilities as of June 30, 2011 and December 31, 2010 were as followings:

	2011		2010
Accounts payable	(Won)	11,246,197	3,662,701
Accrued expenses		2,980,396	3,143,429
Income tax payable		458,477	251,274
Dividend payable		22,062	23,721
Advance receipts		111,620	125,109
Unearned income		302,792	291,964
Withholding value-added tax and other taxes		252,276	356,341
Securities deposit received		761,772	722,470
Foreign exchange remittances pending		454,121	170,762
Domestic exchange remittances pending		3,936,678	2,438,815
Borrowing from trust account		1,414,138	1,841,227
Due to agencies		403,812	434,044
Deposits for subscription		12,729	14,961
Other		4,088,135	3,615,440
Present value discount account		(31,586)	(29,424)

	(Won)	26,413,619	17,062,834

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

28. Equity

(a)	Equity as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Capital stock:
Common stock	(Won)	2,370,998	2,370,998
Preferred stock		274,055	218,555

		2,645,053	2,589,553

Capital surplus:
Share premium		9,494,769	8,444,105
Others		391,980	390,866

		9,886,749	8,834,971

Capital adjustments		(390,279)	(390,853)

Accumulated other comprehensive income:
Net change in fair value of available-for-sale financial assets		1,484,739	1,668,944
Share of other comprehensive loss of associates, net		(4,801)	(1,312)
Foreign currency translation differences for foreign operations		(76,905)	(17,927)
Net loss from cash flow hedges		(18,536)	(21,931)
Other comprehensive income of separate account		884	1,721

		1,385,381	1,629,495

Retained earnings:
Legal reserve		3,284,356	1,152,507
Retained earnings		10,089,732	10,918,714

		13,374,088	12,071,221

Non-controlling interest		2,454,616	2,460,838

	(Won)	29,355,608	27,195,225

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

28. Equity (continued)

(b)	Capital stock

Preferred stock issued by the Group As of June 30, 2011 were as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 10 (*2)	28,990,000	7.00%	January 25, 2012 - January 25, 2027
Convertible redeemable preferred stock:
Series 11 (*3)	14,721,000	3.25%	January 25, 2012 - January 25, 2027
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

	54,811,000

(*1)	Based on initial issuance price
(*2)	The Group maintains the right to redeem Series 10 and Series 12 redeemable preferred stock in part or in its entirety within the redeemable period. If the preferred shares are not redeemed by the end of the redeemable period, those rights will lapse.
(*3)	Details with respect to the conversion right of the Group are as follows:
Conversion period : January 26, 2008—January 25, 2012
Conversion ratio : One common stock per one preferred stock
Conversion price in won : (Won)57,806

The following redeemable preferred stocks classified as financial liabilities were redeemed as of June 30, 2011. As a result, the amount of capital stock in accordance with the Commercial Law differs from the total par value of the outstanding capital stock.

Redemption year	Redeemable preferred stock	Number of shares redeemed	Par value
2010	Series 5	9,316,793	(Won)	46,584
	Series 8	66,666		333
2009	Series 4	9,316,792		46,584
2008	Series 3	9,316,792		46,584
	Series 7	2,433,334		12,167
2007	Series 2	9,316,792		46,584
2006	Series 1	9,316,792		46,584
	Series 6	3,500,000		17,500

		52,583,961	(Won)	262,920

Preferred stock			(Won)	274,055

Commercial Law capital			(Won)	536,975

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

28. Equity (continued)

(c)	Accumulated other comprehensive income as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Net change in fair value of available-for-sale financial assets	(Won)	1,484,739	1,668,944
Share of other comprehensive loss of associates, net		(4,801)	(1,312)
Foreign currency translation differences for foreign operations		(76,905)	(17,927)
Net loss from cash flow hedges		(18,536)	(21,931)
Other comprehensive income of separate account		884	1,721

	(Won)	1,385,381	1,629,495

(d)	Reclassification adjustments of the other comprehensive income for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Foreign currency translation differences for foreign operations	(Won)	(21,260)	(61,043)	66,964	24,725

Net change in fair value of available-for-sale financial assets
Net change in fair value		45,762	288,055	(298,035)	14,445
Net amount transferred to profit or loss		(363,708)	(518,920)	(77,115)	(275,160)

Net gain (loss) from cash flow hedges
Effective portion of changes in fair value		(54,892)	(84,521)	100,340	(41,307)
Net amount transferred to profit or loss		40,389	89,784	(97,668)	49,717
Share of other comprehensive income of associates		(5,083)	(4,504)	497	2,725
Other comprehensive income of separate account		(410)	(1,072)	(662)	815

		(359,202)	(292,221)	(305,639)	(224,040)

Income tax effects		77,094	47,250	84,806	70,237

	(Won)	(282,108)	(244,971)	(220,833)	(153,803)

(e)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

28. Equity (continued)

i)	Changes in regulatory reserve for loan loss including non-controlling interest for the six-month period ended June 30, 2011 were as follows:

	2011
Beginning balance	(Won)	1,430,793
Provision for regulatory reserve for loan loss		111,705

Ending balance	(Won)	1,542,498

ii)	Income for the period and earnings per share after adjusted for regulatory reserve for loan loss for the six-month period ended June 30, 2011 were as follows:

	2011
Income for the period	(Won)	1,889,103
Provision for regulatory reserve for loan loss		(111,008)

Income adjusted for regulatory reserve	(Won)	1,778,095

Basic earnings per share adjusted for regulatory reserve in won	(Won)	3,483
Diluted earnings per share adjusted for regulatory reserve in won	(Won)	3,406

29. Net interest income

Net interest income for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Interest income
Cash and due from banks	(Won)	67,489	124,156	39,847	81,541
Trading assets		105,145	187,125	87,753	186,421
Available-for-sale financial assets		244,628	478,197	245,635	498,522
Held-to-maturity financial assets		161,989	325,302	177,832	350,935
Loans		2,790,010	5,451,025	2,628,791	5,229,045
Others		61,405	108,678	47,826	86,374

		3,430,666	6,674,483	3,227,684	6,432,838

Interest expense
Deposits		1,010,370	1,958,649	978,265	1,977,499
Borrowings		120,870	217,328	128,068	204,747
Debt securities issued		500,340	965,159	491,380	1,011,124
Others		19,256	39,463	20,183	35,043

		1,650,836	3,180,599	1,617,896	3,228,413

Net interest income	(Won)	1,779,830	3,493,884	1,609,788	3,204,425

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

30. Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Fees and commission income
Credit placement fees	(Won)	13,397	26,037	13,475	23,719
Commission received as electronic charge receipt		37,444	73,084	35,793	69,793
Brokerage fees		135,824	265,883	126,340	252,906
Commission received as agency		30,769	57,754	27,605	55,858
Investment banking fees		19,518	35,381	13,134	31,111
Commission received in foreign exchange activities		41,548	82,246	40,719	78,426
Asset management fees		16,560	32,628	15,708	30,776
Credit card fees		512,432	989,975	464,152	919,299
Others		115,724	218,698	104,236	197,627

		923,216	1,781,686	841,162	1,659,515

Fees and commission expense
Credit-related fee		3,934	8,261	3,784	6,428
Credit card fees		357,227	694,820	340,383	575,699
Others		91,573	161,826	38,862	150,878

		452,734	864,907	383,029	733,005

Net fees and commission income	(Won)	470,482	916,779	458,133	926,510

31. Dividend income

Dividend income for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Trading assets	(Won)	93	2,224	255	2,275
Available-for-sale financial assets		18,492	140,159	29,180	106,976

	(Won)	18,585	142,383	29,435	109,251

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

32. Net trading income

Net trading income for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Trading assets
Gain (loss) on valuation of debt securities	(Won)	(1,837)	(7,518)	(17,586)	34,231
Gain (loss) on sale of debt securities		4,357	(7,514)	1,251	16,377
Gain (loss) on valuation of equity securities		5,787	11,374	3,013	603
Gain on sale of equity securities		1,830	14,405	5,612	18,071

		10,137	10,747	(7,710)	69,282

Trading liabilities
Gain (loss) on valuation of securities sold		(958)	(99)	(566)	(1,284)
Loss on disposition of securities sold		(5,159)	(9,495)	(3,194)	(4,078)

		(6,117)	(9,594)	(3,760)	(5,362)

Derivatives
Loss on valuation of derivatives		84,832	36,523	128,002	89,575
Gain on transaction of derivatives		(41,765)	38,987	293,270	409,687

		43,067	75,510	421,272	499,262

	(Won)	47,087	76,663	409,802	563,182

33. Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Assets
Cash and due from banks
Gain on valuation	(Won)	(8,320)	—	12,835	19,905
Debt securities
Gain (loss) on valuation		2,763	(5,424)	(6,651)	1,658
Gain on sale and redemption		1,698	10,223	(493)	3,115

		4,461	4,799	(7,144)	4,773

Equity securities
Dividend income		791	1,354	1,046	1,994
Gain (loss) on valuation		(12,252)	(26,576)	(1,850)	1,150
Gain on sale		635	5,194	805	5,880

		(10,826)	(20,028)	1	9,024

Liabilities
Borrowings
Gain (loss) on valuation		364	8,344	1,834	(28,338)
Loss on disposal and redemption		(12,633)	(58,280)	(11,252)	(32,597)

		(12,269)	(49,936)	(9,418)	(60,935)

	(Won)	(26,954)	(65,165)	(3,726)	(27,233)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

34. Net impairment loss (reversal of impairment loss) on financial assets

Net impairment loss (reversal of impairment loss) on financial assets for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Impairment loss
Loans	(Won)	(224,619)	(430,512)	(565,849)	(802,282)
Available-for-sale financial assets		(34,592)	(41,862)	(41,110)	(61,297)
Other		—	(14,267)	(15,981)	—
Investments in associates		—	(4,351)	—	—

		(259,211)	(490,992)	(622,940)	(863,579)

Reversal of impairment loss
Available-for-sale financial assets		10,214	10,657	11,662	11,662
Others		661	—	—	25,720

		10,875	10,657	11,662	37,382

	(Won)	(248,336)	(480,335)	(611,278)	(826,197)

35. General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Employee benefits	(Won)	417,352	814,204	371,194	744,461
Salaries		382,831	741,905	341,491	685,506
Severance benefits		33,142	67,881	29,690	58,616
Termination benefits		1,379	4,418	13	339
Other employee benefits		141,288	278,444	135,321	252,102
Rent		72,795	143,366	71,193	139,621
Entertainment		6,935	15,365	5,708	11,781
Depreciation		51,963	105,091	63,404	130,846
Amortization		19,345	36,826	12,810	25,431
Taxes and dues		38,500	70,006	26,856	56,601
Advertising		64,431	105,524	60,932	102,737
Research		2,684	5,509	2,703	5,180
Others		181,152	326,038	149,602	316,877

	(Won)	996,445	1,900,373	899,723	1,785,637

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

36. Share-based payments

(a) Stock options granted as of June 30, 2011 were as follows:

	4th grant	5th grant	6th grant	7th grant
Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in won	(Won)28,006	(Won)38,829	(Won)54,560	(Won)49,053
Number of shares granted	2,695,200	3,296,200	1,301,050	808,700
Contractual exercise period	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date
Changes in number of shares granted:
Balance at January 1, 2011	1,582,484	2,526,903	1,082,469	661,804
Exercised or canceled	(326,703)	(259,826)	(56,613)	(42,026)

Balance at June 30, 2011	1,255,781	2,267,077	1,025,856	619,778
Assumptions used to determine the fair value of options:
Risk-free interest rate	3.50%	3.50%	3.53%	3.58%
Expected exercise period	5 months	11 months	1 year 5 months	1year11months
Expected stock price volatility	26.59%	24.98%	24.53%	25.68%
Expected dividend yield	1.41%	1.41%	1.41%	1.41%
Weighted average fair value per share	(Won)22,991	(Won)13,124	(Won)4,825	(Won)8,641

The weighted average exercise price for 5,168,492 options outstanding as of June 30, 2011 is W40,548.

(b) Performance shares granted as of June 30, 2011 were as follows:

Content
Type	Cash-settled share-based payment
Service period	Since April 1, 2010 appointment and promotion
Performance conditions	Increase rate of stock price and achievement of target ROE
Number of shares estimated at June 30, 2011	311,059
Fair value per share in won	(Won)50,900

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

36.	Share-based payments (continued)

(c) Share-based compensation costs for the six-month period ended June 30, 2011 were as follows:

	2011
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	(Won)	(810)	(2,786)	(3,596)
5th		(1,200)	(4,729)	(5,929)
6th		(668)	(1,927)	(2,595)
7th		(1,116)	(3,077)	(4,193)
Performance share		36	5,056	5,092

	(Won)	(3,758)	(7,463)	(11,221)

(d) Accrued expenses and the intrinsic value as of June 30, 2011 were as follows:

	2011
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	(Won)	4,645	24,227	28,872
5th		4,069	25,684	29,753
6th		614	4,335	4,949
7th		852	4,503	5,355
Performance share		1,654	14,179	15,833

	(Won)	11,834	72,928	84,762

The intrinsic value of share-based payments is (Won)73,094 million based on the quoted market price (Won)50,900 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

37. Other operating income, net

Other operating income and other operating expense for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Other operating income
Gain on sale of assets:
Loans	(Won)	53,755	70,319	18,406	18,554
Property and equipment		264	329	242	500
Investment property		—	5	—	—
Assets held-for-sale		272	274	—	—

		54,291	70,927	18,648	19,054

Others:
Gain on hedge activity		10,076	140,015	83,969	272,051
Reversal of allowance for acceptances and guarantee		11,490	40,364	(8,773)	—
Reversal of other allowance		(14,494)	—	(548)	272
Gain on trust account		—	404	636	1,880
Rental income on investment property		6,647	13,029	7,050	13,765
Others		62,180	119,960	51,350	103,470

		75,899	313,772	133,684	391,438

		130,190	384,699	152,332	409,492

Other operating expense
Loss on sale of assets:
Loans		39,983	40,833	874	1,072
Property and equipment		382	1,107	350	5,408
Assets held-for-sale		1,223	1,638	(5)	—

		41,588	43,578	1,219	6,480

Others:
Loss on hedge activity		52,619	235,646	(13,586)	323,967
Loss on allowance for acceptances and guarantee		—	—	28,176	28,176
Loss on other allowance		60,501	60,501	—	—
Contribution to fund		58,661	116,254	55,854	110,778
Donations		7,106	21,712	7,328	23,887
Others		117,226	246,395	112,410	213,319

		296,113	680,508	190,182	700,127

		337,701	724,086	191,401	706,607

Other operating expenses, net	(Won)	(207,511)	(339,387)	(39,069)	(296,115)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

38. Income tax expense

Income	tax expense for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Current income tax expense	(Won)	253,636	577,044	175,644	387,629
Changes in deferred tax arising from temporary differences		(54,615)	(48,283)	(190,694)	(83,240)
Deferred income tax adjustment charged or credited directly to equity		76,435	48,386	84,084	68,039
Income tax expenses	(Won)	275,456	577,147	69,034	372,428

39. Earnings per share

(a)	Basic earnings per share

Basic earnings per share for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Net income for the period	(Won)	964,784	1,889,103	447,588	1,365,094
Less: dividends on preferred stock		(69,537)	(126,394)	(57,489)	(114,346)

Net income available for common stock		895,247	1,762,709	390,099	1,250,748
Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Earnings per share in won	(Won)	1,888	3,717	823	2,638

(b)	Diluted earnings per share

Diluted earnings per share due to dilutive effect for the three-month and six-month periods ended June 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Ordinary income available for common stock	(Won)	895,247	1,762,709	390,099	1,250,748
Add: dividends on redeemable convertible preferred stock		6,895	13,714	6,895	13,714

Diluted net earnings		902,142	1,776,423	396,994	1,264,462

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares(*)		488,920,587	488,920,587	488,920,587	488,920,587

Diluted earnings per share in won	(Won)	1,845	3,633	812	2,586

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

39. Earnings per share (continued)

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the three-month and six-month period ended June 30, 2011 and 2010 were as follows:

	2011		2011
	Three-month Period	Six-month Period	Three-month Period	Six-month Period
Weighted average number of common shares	474,199,587	474,199,587	474,199,587	474,199,587
Effect of conversion of convertible redeemable preferred stock	14,721,000	14,721,000	14,721,000	14,721,000

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	488,920,587	488,920,587	488,920,587	488,920,587

40. Operating income

Reconciliations of operating income reported under previous K-GAAP to K-IFRS for the six-month periods ended June 30, 2011 and 2010 was as follows:

	2011		2010
Previous K-GAAP	(Won)	2,503,502	1,820,923
Add: rental income		13,029	13,765
gains on assets contributed		3,898	185
others		66,729	48,330
Less:donations		(21,712)	(23,887)
others		(35,660)	(37,353)

K-IFRS	(Won)	2,529,786	1,821,963

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

41. Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of June 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Guarantees
Guarantee outstanding	(Won)	8,325,298	8,792,374
Contingent guarantees		6,574,154	7,114,239

		14,899,452	15,906,613

Commitments to extend credit
Loan commitments in won		45,305,104	45,556,125
Loan commitments in foreign currency		18,057,010	17,066,134
Liquidity facilities to SPEs		2,150,437	5,353,977
Others		906,392	900,731

		66,418,943	68,876,967

Endorsed bills
Secured endorsed bills		8,228	12,119
Unsecured endorsed bills		11,492,159	12,322,165

		11,500,387	12,334,284

Loans sold with recourse		2,099	2,207

	(Won)	92,820,881	97,120,071

(b)	Guaranteed fixed rate trust

As of June 30, 2011, the Bank guaranteed repayment of principal and, in certain cases, minimum interest earnings on trust account assets under management in the amount of (Won)3,493,783 million. Additional losses may be recorded based on future performance of these guaranteed trust accounts.

(c)	Legal contingencies

As of June 30, 2011, the Group was involved in 360 pending lawsuits as a defendant (total claim amount: (Won)328,458 million) and recorded a provision of (Won)143,966 million and reserve of (Won)1,256 million with respect to these lawsuits in other liabilities.

42. Cash and cash equivalents

(a)	Cash and cash equivalents in the accompanying consolidated interim statements of cash flows for the six-month periods ended June 30, 2011 and 2010 were as follows:

	2011		2010
Cash and cash equivalent	(Won)	2,254,113	2,154,877
Balances with banks		2,215,499	2,012,434
Unrestricted balances with central banks		3,133,532	9,256,137

	(Won)	7,603,144	13,423,448

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

42. Cash and cash equivalents (continued)

(b)	Significant non-cash activities for the six-month periods ended June 30, 2011 and 2010 were as follows:

	2011		2010
Decrease in Loans which were written-off	(Won)	(628,350)	(630,676)
Debt-Equity Swap		11,433	28,400

(c)	The Group reports cash flows from operating activities using the indirect method. Interest paid and interest and dividends received are classified as operating cash flows. Cash flows from interest, dividends and income taxes received and paid for the six-month periods ended June 30, 2011 and 2010 were as follows:

	2011		2010
Income taxes paid	(Won)	(584,463)	(584,437)
Interests received		6,403,904	6,430,354
Interests paid		(3,140,310)	(3,087,288)
Dividends received		134,132	114,310

43. Related parties

(a)	Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(b)	Transactions with key management personnel

i)	The amounts of loans to key management personnel and their immediate relatives as of June 30, 2011 and December 31, 2010 were (Won)1,380 million and (Won)1,679 million, respectively.

ii)	Key management personnel compensation for the six-month periods ended June 30, 2011 and 2010 were as follows:

	2011		2010
Short-term employee benefits	(Won)	12,430	13,572
Severance benefits		271	348
Share-based payment transactions		2,502	2,122

	(Won)	15,203	16,042

(c)	Guarantees provided between the related parties as of June 30, 2011 and December 31, 2010 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parts	2011		2010	Account
Shinhan Bank	Aju Capital Co., Ltd.	(Won)	—	110,815	Debt securities issued
”	”		1,783	1,883	Letter of credit

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

44. Implementation of K-IFRS

As stated in note 2(a), these are the Group’s first consolidated financial statements prepared in accordance with K-IFRS.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the six-month period ended June 30, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010 and in the preparation of an opening K-IFRS statement of financial position at January 1, 2010 (the Group’s date of transition).

In preparing its opening K-IFRS statement of financial position, the Group has adjusted amounts reported previously in financial statements prepared in accordance with previous K-GAAP. An explanation of how the transition from previous K-GAAP to K-IFRSs has affected the Group’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

44. Implementation of K-IFRS (continued)

(a)	Significant differences in accounting policies

The areas of accounting under the current financial statements, for which the application of K-IFRS is expected to give rise to significant differences, include the scope of consolidation, goodwill, loss provision, revenue recognition, derecognition of financial instruments and employee benefits, among others. The details of significant differences are as follows:

		K-IFRS	Previous K-GAAP
First-time adoption of K-IFRS	Business combinations	K-IFRS 1103 Business Combinations will not be applied retrospectively to business combinations occurring prior to the date of transition.	—

	Deemed cost	The Group elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.	—

	Cumulative translation differences	The cumulative translation difference of foreign operations as of the date of transition will be regarded as nil	—

	Derecognition of financial assets and financial liabilities	The derecognition requirements in K-IFRS 1039 Financial Instruments: Recognition and Measurement were applied prospectively for transactions which occurred on or before the date of transition.	—

	Financial asset designated as available for sale or financial instrument designated as a financial asset or financial liability at fair value through profit or loss	Although K-IFRS 1039 Financial Instruments: Recognition and Measurement permits a financial asset to be designated on initial recognition as available for sale or a financial instrument (provided it meets certain criteria) to be designated as a financial asset or financial liability at fair value through profit or loss, those designations are permitted at the date of transition. The Group elected to use these exemptions.	—

	Share-based payment transactions	K-IFRS 1102 Share-based Payment was applied retrospectively to equity instruments that were granted on or before the date of transition.	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

44. Implementation of K-IFRS (continued)

		K-IFRS	Previous K-GAAP
First-time adoption of K-IFRS	Decommissioning liabilities included in the cost of property, plant and equipment	The amount that would have been included in the cost of the related asset when the liability first arose is estimated by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate(s) that would have applied for that liability over the intervening period.	—

	Leases	K-IFRS 1017 Leases will be applied retrospectively to leases occurring prior to the date of transition.	—

	Investments in subsidiaries, jointly controlled entities and associates	The deemed costs for investments in subsidiaries, jointly controlled entities and associates at cost is the K-GAAP carrying amounts at the date of transition.	—

Basis of financial statement preparation	Consolidated financial statements		Individual financial statements

Consolidation scope	If the Group has dominant influence or control over the subsidiary including special purpose vehicle(s) “SPV”, the subsidiary is included in the Group’s consolidation scope regardless of the size of the subsidiary.		Based on the Act on External Audit of Corporations, a stock company, whose total value of assets is less than (Won) 10 billion as of the end of the immediate preceding fiscal year, shall not be considered a subsidiary. Consolidation of an SPV is not stipulated in K-GAAP.

Goodwill	Goodwill acquired in a business combination is not amortized and is allocated to cash-generating units “CGUs” or groups of CGUs and tested for impairment annually whenever there is any indication that they may be impaired.		Goodwill acquired in a business combination is amortized on a straight-line basis over its estimated useful life not to exceed 20 years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

44. Implementation of K-IFRS (continued)

	K-IFRS	Previous K-GAAP
Allowance for loan losses	Allowance for loan losses that has been incurred but not yet identified are estimated at a specific asset and collective level using the historical experience.	Allowance for loan losses is estimated at the greater of the amount resulting from the expected loss method reasonably estimated using the historical experience and the amount estimated based on the asset classification guidelines of the Financial Services Commission in accordance with the Regulations for the Supervision of Financial Institutions.

Revenue recognition	All fees associated with origination of loans are deferred and recognized over the expected life of the loan using the effective interest method as an adjustment to the loan balance and interest income.	Fees directly associated with origination of loans are deferred and recognized over the maturity of the loan using the effective interest method as an adjustment to the loan balance and interest income.

Financial instrument: measurement

The appropriate fair value for an asset held or liability to be issued is usually the current bid price and, for an asset to be acquired or liability held, the asking price. Bid-ask adjustment is applied when measuring financial instrument at fair value.

The fair value is measured reflecting credit risk.

Bid price and asking price are not reflected in the fair value of financial instruments. Credit risk is not required to be considered in measuring fair value.

In accordance with Best practice for business process of derivative transactions provided by Financial Supervisory Service, counterparty’s credit risk is considered in measuring fair value of OTC derivatives.

Derecognition of financial instruments	Dependent on the extent to which it retains the risks and rewards of ownership of the financial asset, the transferred asset continues to be recognized, is derecognized or continues to be recognized to the extent of its continuing involvement in the financial asset.	Dependent on whether or not the Group retains control over the financial assets, the transferred asset continues to be recognized or derecognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

44. Implementation of K-IFRS (continued)

	K-IFRS	Previous K-GAAP
Change in depreciation method	The depreciation method applied to an asset shall be reviewed at least at each fiscal year-end and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.	The depreciation method shall be applied consistently from period to period unless there are justifiable reasons. The depreciation method for the same kind of property and equipment is applied to newly acquired assets.

Employee benefits	Under the Projected Unit Credit Method, the Group recognizes a defined benefit obligation calculated using an actuarial technique and a discount rate based on the present value of the projected benefit obligation.	The Group establishes an allowance for severance liability equal to the amount which would be payable if all employees left at the end of the reporting period.

Customer loyalty program	The Group allocates some of the consideration received or receivable from the sales transaction to the award credits and defers the recognition of revenue.	The Group recognizes as provision or accounts payable.

Classification of investment property	A property that is held to earn rentals or for capital appreciation or both is classified as investment property.	A property that is held to earn rentals or for capital appreciation or both is classified as property, plant and equipment.

Valuation method of property, plant and equipment and investment property	An entity shall choose either the cost model or the revaluation model and shall apply that policy to an entire class of property, plant and equipment. The Group chooses the cost model.	An entity shall choose either the cost model or the revaluation model as its accounting policy. The Group chooses the cost model.

Trade-settle receivables / payables	The Group recognizes the payables and receivables for brokerage which is related with client or Korea Exchange, respectively.	The Group offsets the payables and receivables for brokerage which is related with client or Korea Exchange.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

44. Implementation of K-IFRS (continued)

Presentation of liabilities and equity	The issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.	Classified under Commercial Law

(b)	Summary of the effects of the adoption of K-IFRS on the Group’s financial position and the results of its operation

This summary of the effects on the Group’s financial position and the results of its operation described below are based on the consolidated financial statements, and may change in the future as a result of additional analysis, revised standards, etc.

i)	The effects on the Group’s financial position due to the adoption of K-IFRS as of the date of transition to K-IFRS, January 1, 2010 are as follows:

	Total assets		Total liabilities	Total equity
Previous K-GAAP	(Won)	255,018,087	233,895,061	21,123,026

Adjustment for:
Changes in the consolidated entities		1,093,597	1,145,679	(52,082)
Allowance for loan losses		1,177,796	—	1,177,796
Allowance for unused loan commitments		—	(292,341)	292,341
Effective interest		(83,596)	(70,413)	(13,183)
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		61,307	23,889	37,418
Impairment of securities		(50,923)	—	(50,923)
Goodwill		(264,026)	—	(264,026)
Convertible preferred stock		—	180,464	(180,464)
Hybrid bond		—	(2,529,787)	2,529,787
Deemed cost for land and buildings		628,740	—	628,740
Defined benefit obligation (Actuarial valuation )		—	57,994	(57,994)
Fair value of share based payment		—	17,435	(17,435)
Trade-settle receivables/payables		1,057,987	1,057,987	—
Other		21,042	(67,811)	88,853
Tax effect on adjustments		(145,522)	353,939	(499,461)

Total adjustment		3,496,402	(122,965)	3,619,367

K-IFRS		W258,514,489	233,772,096	24,742,393

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

44. Implementation of K-IFRS (continued)

ii)	The effects on the Group’s results of its operations for the three-month and six-month period ended of June 30, 2010 are as follows:

	Net Income (*)			Total Comprehensive income (*)
	Three-month Period		Six-month Period	Three-month Period	Six-month Period
Previous K-GAAP	(Won)	588,550	1,367,592	337,960	1,190,543

Adjustment for:
Changes in the consolidated entities		68,002	60,471	1,972	77,399
Allowance for loan losses		(281,747)	(300,526)	(286,622)	(304,333)
Allowance for unused loan commitments		13,148	27,076	12,443	26,501
Effective interest		1,783	497	1,783	497
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		(25,951)	1,518	(26,487)	1,116
Impairment of securities		(19,480)	(20,561)	(126)	(608)
Goodwill		101,680	245,871	101,680	245,871
Convertible preferred stock		(3,910)	(7,776)	(3,910)	(7,776)
Hybrid bond		94,064	78,167	94,064	78,167
Deemed cost for land and buildings		(1,958)	(3,660)	(1,958)	(3,660)
Defined benefit obligation (Actuarial valuation )		(19,345)	2,550	(19,345)	2,550
Fair value of share based payment		10,855	5,424	10,855	5,424
Other		(148,253)	(153,020)	(108,556)	(151,802)
Tax effect on adjustments		70,150	61,471	113,347	50,578

Total adjustment		(140,962)	(2,498)	(110,860)	19,924

K-IFRS	(Won)	447,588	1,365,094	227,100	1,210,467

(*)	Attributable to equity holders of the controlling company

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2011

(Unaudited)

(In millions of won)

44. Implementation of K-IFRS (continued)

iii)	The effects on the Group’s financial position due to the adoption of K-IFRS as of December 31, 2010 and results of its operations for the year end of December 31, 2010 are as follows:

	Total assets		Total liabilities	Total equity	Net Income (*)	Total Comprehensive income (*)
Previous K-GAAP	(Won)	266,031,752	242,833,716	23,198,036	2,383,936	2,583,369

Adjustment for:
Changes in the consolidated entities		(135,031)	(261,518)	126,487	(57,800)	168,788
Allowance for loan losses		984,211	—	984,211	(192,918)	(193,504)
Allowance for unused loan commitments		—	(330,423)	330,423	38,184	38,268
Effective interest		(51,663)	(54,351)	2,688	16,802	16,802
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		102,002	72,079	29,923	(7,651)	(7,494)
Impairment of securities		(37,079)	—	(37,079)	(10,586)	7,940
Goodwill		314,105	—	314,105	566,904	566,904
Convertible preferred stock		—	—	—	(9,924)	(9,924)
Hybrid bond		13,476	(2,523,379)	2,536,855	9,340	9,340
Deemed cost for land and buildings		620,522	—	620,522	(7,919)	(7,919)
Defined benefit obligation (actuarial valuation)		—	110,345	(110,345)	(52,141)	(52,141)
Fair value of share based payment		—	15,663	(15,663)	1,773	1,773
Trade-settle receivables/payables		686,655	686,655	—	—	—
Other		91,107	407,726	(316,619)	(21,822)	(278,751)
Tax effect on adjustments		(62,650)	405,669	(468,319)	28,411	33,585

Total adjustment		2,525,655	(1,471,534)	3,997,189	300,653	293,667

K-IFRS	(Won)	268,557,407	241,362,182	27,195,225	2,684,589	2,877,036

(*)	Attributable to equity holders of the controlling company

(c)	Cash flows from deposits that had been previously classified as cash flows from financing activities under K-GAAP have been classified as cash flows from operating activities under K-IFRS. Cash flows from acquisition of equity or debt securities that had been previously classified as operating activities under K-GAAP have been classified as cash flows from investing activities under K-IFRS. There are no major differences between statements of cash flows under K-GAAP and K-IFRS except for the items mentioned above.